                                            Filed pursuant to Rule 424(b)(5)
                                            Registration Statement No. 333-24183


            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED AUGUST 7, 1997

                                  $300,000,000

                          [READ-RITE CORPORATION LOGO]
          6 1/2% CONVERTIBLE SUBORDINATED NOTES DUE SEPTEMBER 1, 2004
                             ---------------------

     The Notes are convertible at any time prior to maturity, unless previously redeemed or repurchased, into shares of Common Stock, par value $0.0001 per share ("Common Stock"), of Read-Rite Corporation (the "Company") at a conversion rate of 24.8524 shares per each $1,000 principal amount of Notes (equivalent to a conversion price of approximately $40.24 per share), subject to adjustment in certain circumstances. On August 19, 1997, the last reported bid price of the Common Stock, which is quoted under the symbol "RDRT" on the Nasdaq National Market, was $27 3/4 per share.

     Interest on the Notes is payable on March 1 and September 1 of each year, commencing March 1, 1998. The Notes will not be subject to redemption prior to September 7, 2000 and will be redeemable on and after such date at the option of the Company, in whole or in part, upon not less than 20 nor more than 60 days' notice to each Holder, at the prices set forth herein plus accrued and unpaid interest, if any, to the redemption date. See "Description of Notes -- Optional Redemption". The Notes are not entitled to any sinking fund. The Notes will mature on September 1, 2004.

     In the event of a Change of Control, each Holder of Notes may require the Company to repurchase its Notes, in whole or in part, for cash or, at the Company's option, Common Stock (valued at 95% of the average closing prices for the five trading days immediately preceding the second trading day prior to the repurchase date) at a repurchase price of 100% of the principal amount of Notes to be repurchased, plus accrued interest to the repurchase date. See "Description of Notes -- Repurchase at Option of Holders Upon a Change in Control".

     The Notes are unsecured obligations subordinated in right of payment to all existing and future Senior Debt of the Company and will be effectively subordinated in right of payment to all indebtedness and other liabilities of the Company's subsidiaries. As of June 30, 1997, the Company had approximately $178.8 million outstanding indebtedness that would have constituted Senior Debt (including $100.0 million of the Company's 7.53% Senior Notes due September 15, 2000 (the "Senior Notes") to be prepaid from the proceeds of this offering). As of the same date, the Company's subsidiaries had approximately $142.4 million outstanding indebtedness and other liabilities. See "Description of Notes -- Subordination".

     SEE "RISK FACTORS" ON PAGE S-7 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE NOTES.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

                                       INITIAL PUBLIC             UNDERWRITING            PROCEEDS TO
                                      OFFERING PRICE(1)           DISCOUNT(2)            COMPANY(1)(3)
                                      -----------------           ------------           -------------
Per Note..........................          100%                      2.5%                   97.5%
Total(4)..........................      $300,000,000              $7,500,000             $292,500,000

---------------

(1)Plus accrued interest, if any, from August 25, 1997.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

(3) Before deducting estimated expenses of $350,000 payable by the Company.

(4) The Company has granted the Underwriters an option for 30 days to purchase up to an additional $45,000,000 principal amount of Notes at the initial public offering price shown above, less the underwriting discount, solely to cover over-allotments, if any. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to the Company will be approximately $345,000,000, $8,625,000, and $336,375,000, respectively. See "Underwriting."
                             ---------------------

     The Notes offered hereby are offered by the Underwriters as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company ("DTC") in New York, New York, on or about August 25, 1997 against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                               HAMBRECHT & QUIST
                                                               SMITH BARNEY INC.
                             ---------------------

           The date of this Prospectus Supplement is August 20, 1997.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES AND THE COMMON STOCK OF THE COMPANY, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and related notes appearing elsewhere in this Prospectus Supplement, including information incorporated by reference herein. Unless otherwise indicated, all information in this Prospectus Supplement assumes that the Underwriters' over-allotment option is not exercised. As used in this Prospectus Supplement, unless otherwise indicated, references to the "Company" and "Read-Rite" are to Read-Rite Corporation and its consolidated subsidiaries.

     This Prospectus Supplement contains forward-looking statements that involve risks and uncertainties. The Company's actual results of operations could differ materially from those anticipated in such forward-looking statements as a result of certain factors set forth under "Risk Factors" and elsewhere in this Prospectus Supplement.

                                  THE COMPANY

     Read-Rite Corporation is the world's leading independent supplier of magnetic recording heads for rigid disk drives. The Company supplies magnetic recording heads as head gimbal assemblies ("HGAs"), and for certain of its customers incorporates multiple HGAs into headstack assemblies ("HSAs"). The Company's products are sold primarily for use in 3.5" form factor rigid disk drives. Read-Rite believes it supplies HGAs and HSAs for a broader range of disk drive products than any other independent supplier. During the first nine months of fiscal 1997, the Company supplied HGAs in volume for 20 different disk drive products to 6 customers, and supplied HSAs in volume for 36 different disk drive products to 3 customers. During the first nine months of fiscal 1997, the Company sold on average approximately 25.4 million HGAs per quarter (including HGAs incorporated into HSAs), and approximately 3.7 million HSAs per quarter. Read-Rite also produces magnetic recording heads for use in quarter-inch cartridge ("QIC") tape drives. During the first nine months of fiscal 1997, the Company supplied QIC tape heads in volume for 10 different products to 4 customers, accounting for approximately 1.3% of the Company's net sales for the period.

     The Company's magnetic recording heads are based on advanced inductive thin film technology and magnetoresistive ("MR") thin film technology. In the first nine months of fiscal 1997, approximately 77.2% of the Company's net sales were from sales of inductive thin film products, and approximately 22.8% were from sales of MR products. During such period, the Company supplied MR products in volume for 6 different disk drive products to 3 customers. Substantially all of the new disk drive programs being undertaken by the Company's customers are based on recording heads utilizing MR technology. Accordingly, the Company expects that recording heads based on MR technology will represent an increasing proportion of its shipments in the future. In addition to its focus on increasing the performance of its current generation of MR heads, the Company is also pursuing longer-term development of "spin valve," giant MR and other advanced technologies to extend the areal density capabilities of its MR heads.

     The Company's primary customers are Western Digital Corporation ("Western Digital"), Quantum Corporation ("Quantum"), and Maxtor Corporation ("Maxtor"), representing 43%, 29%, and 12%, respectively, of the Company's net sales in fiscal 1996 and 52%, 20% and 9%, respectively, of the Company's net sales in the first nine months of fiscal 1997. The Company's other disk drive customers include Iomega Corporation, Micropolis Corporation and Samsung Electronics.

     The Company's principal wafer manufacturing facilities are located at its headquarters in Milpitas, California, and in Fremont, California. The Company has its head or "slider" fabrication and HGA assembly facilities in Bangkok, Thailand, and its HSA assembly facilities in Penang, Malaysia and Manila, the Philippines. Read-Rite SMI Corporation, the Company's joint venture in Japan with Sumitomo Metal Industries, Ltd., operates a wafer manufacturing facility near Osaka, Japan, performs a portion of its slider fabrication and HGA assembly operations through its Thailand subsidiary, and subcontracts the balance of such operations to the Company's Thailand subsidiary. The Company also has sales and customer support offices in Singapore and Colorado.

     Read-Rite was incorporated in California in 1981 and reincorporated in Delaware in 1985. The Company's executive offices are located at 345 Los Coches Street, Milpitas, California 95035, telephone number (408) 262-6700.

                                  THE OFFERING

SECURITIES OFFERED.........  $300,000,000 aggregate principal amount of 6 1/2%
                             Convertible Subordinated Notes due September 1, 2004 (not including $45,000,000 aggregate principal amount of Notes subject to the Underwriters' over-allotment option).

ISSUER.....................  Read-Rite Corporation, a Delaware corporation.

OFFERING PRICE.............  100% of the principal amount plus accrued interest, if any, from August 25, 1997.

INTEREST...................  Interest on the Notes is payable semi-annually on
                             March 1 and September 1 of each year, commencing March 1, 1998.

CONVERSION RATE............  24.8524 shares per $1,000 principal amount of Notes
                             (equivalent to approximately $40.24 per share), subject to adjustment.

CONVERSION RIGHTS..........  The Notes are convertible at any time on or after issuance and prior to the close of business on the maturity date, unless previously redeemed or otherwise repurchased, at the conversion rate set forth above. Holders of Notes called for redemption or repurchase will be entitled to convert the Notes up to, but not including or after, the date fixed for redemption or repurchase, as the case may be. See "Description of Notes -- Conversion Rights".

SUBORDINATION..............  The Notes are subordinated in right of payment to all existing and future Senior Debt of the Company. As of June 30, 1997, the Company had approximately $178.8 million outstanding indebtedness that would have constituted Senior Debt (including $100.0 million of the Company's 7.53% Senior Notes due September 15, 2000 (the "Senior Notes") to be prepaid from the proceeds of this offering). The Notes are also effectively subordinated in right of payment to all indebtedness and other liabilities (including trade payables and excluding intercompany liabilities) of the Company's subsidiaries. As of June 30, 1997, the Company's subsidiaries had approximately $142.4 million outstanding indebtedness and other liabilities. The Indenture will not restrict the incurrence of Senior Debt or other indebtedness by the Company or any subsidiary. See "Description of
                             Notes -- Subordination".

OPTIONAL REDEMPTION........  The Notes will not be subject to redemption prior to September 7, 2000 and will be redeemable on and after such date at the option of the Company, in whole or in part, upon not less than 20 nor more than 60 days' notice to each Holder, at the prices set forth herein plus accrued and unpaid interest, if any, to the redemption date. See "Description of Notes -- Optional Redemption."

REPURCHASE AT OPTION OF
  HOLDERS UPON A CHANGE OF
  CONTROL..................  Upon a Change in Control (as defined), Holders of
                             Notes will have the right, subject to certain conditions and restrictions, to require the Company to purchase all or part of their Notes at 100% of the principal amount thereof, plus accrued interest to the repurchase date. The repurchase price is payable in cash or, at the option of the Company but subject to the satisfaction of certain conditions on the part of the Company, in shares of Common Stock (valued at 95% of the average closing prices of the Common Stock for the five trading days immediately preceding the second trading day prior to the repurchase date). See "Description of Notes -- Repurchase at Option of Holders Upon a Change in Control."

USE OF PROCEEDS............  The Company intends to use approximately $101.7 million of the net proceeds to prepay the Senior Notes, and the balance for general corporate purposes, including capital expenditures and working capital requirements. See "Use of Proceeds."

GOVERNING LAW..............  The Subordinated Indenture, the Supplemental
                             Indenture and the Notes are governed by the laws of the State of New York.

LISTING....................  The Company does not intend to list the Notes on any securities exchange or cause them to be quoted on the Nasdaq National Market. The Underwriters have advised the Company that they currently intend to make a market in the Notes. The Underwriters are not obligated, however, to make a market in the Notes, and any such market making may be discontinued at any time at the sole discretion of the Underwriters without notice.

COMMON STOCK...............  The Common Stock is quoted on the Nasdaq National
                             Market under the symbol "RDRT."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                (IN THOUSANDS, EXCEPT RATIO AND PER SHARE DATA)

                                                                                       NINE MONTHS ENDED
                                          YEAR ENDED SEPTEMBER 30,(1)                     JUNE 30,(1)
                             ------------------------------------------------------   -------------------
                               1992       1993       1994        1995        1996       1996       1997
                             --------   --------   --------   ----------   --------   --------   --------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net sales..................  $482,586   $587,647   $638,589   $1,003,040   $991,118   $795,711   $843,892
Operating income...........    66,309      3,156     31,836      177,846      7,789     65,510     92,126
Net income (loss)..........    56,193      6,283     19,694      123,565    (42,986)    20,948     60,515
Net income (loss) per share...     1.48     0.14       0.43         2.60      (0.92)      0.44       1.24
Shares used in per share
  calculations.............    37,913     44,658     46,125       47,616     46,755     47,840     48,626
Ratio of earnings to fixed
  charges(2)...............      16.2x       2.2x       5.0x        22.7x       1.3x       7.0x       7.8x

                                                                               AS OF JUNE 30, 1997
                                                                          -----------------------------
                                                                            ACTUAL       AS ADJUSTED(3)
                                                                          ----------     --------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital.........................................................  $  117,498       $  308,616
Total assets............................................................   1,028,092        1,226,372
Convertible subordinated notes..........................................          --          300,000
Other long term debt and capital lease obligations, excluding current
  portion...............................................................     164,986           64,986
Stockholders' equity....................................................     525,734          524,702

---------------

(1) For purposes of presentation throughout this Prospectus Supplement, the Company has indicated its fiscal year as ending on September 30 and quarters as ending on the last day of each calendar quarter. The Company operates and reports on a 52/53 week fiscal year ending on the last Sunday of September of each year. Each of the above fiscal years consisted of 52 weeks except for fiscal 1995 which consisted of 53 weeks.

(2) The ratio of earnings to fixed charges represents the number of times that fixed charges were covered by earnings. In computing the ratio, earnings represent pretax income before minority interest and extraordinary credits plus fixed charges. Fixed charges consist of interest expense and the portion of rental expense which is considered representative of the interest factor.

(3) Adjusted to reflect the issuance and sale of the $300 million principal amount of Notes offered hereby and the application of the net proceeds thereof. See "Use of Proceeds."

                                  RISK FACTORS

     An investment in the Notes being offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus Supplement, before purchasing the Notes offered hereby. This Prospectus Supplement contains forward-looking statements that involve risks and uncertainties made by or on behalf of the Company. The actual results of the Company may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors," as well as elsewhere in this Prospectus Supplement.

FLUCTUATIONS IN OPERATING RESULTS

     The Company has experienced substantial fluctuations in its quarterly and annual operating results in the past, and the Company's future operating results could vary substantially from quarter to quarter. The Company's operating results for a particular quarter or longer periods can be materially and adversely affected by numerous factors, such as delayed product introductions, capacity constraints on certain technologies, low product yields, increased material costs or material or equipment unavailability, disruptions in foreign operations, decreased demand for or decreased average selling prices of the Company's products, increased competition leading to a failure by the Company to obtain "design-in wins" on one or more customer programs, changes in product mix, increased operating costs associated with the ramp-up of production as capacity is added or under-utilization of capacity if demand is less than anticipated. The Company's sales are generally made pursuant to individual purchase orders which may be changed or canceled by customers on short notice, often without material penalties. Changes or cancellations of product orders could result in under-utilization of production capacity and inventory write-offs. For example, in the second half of fiscal 1996, and in calendar 1993, the Company experienced delays and cancellation of orders, reduced average selling prices, inventory write-offs, increased unit costs due to under-utilization of production capacity, and, as a consequence of the foregoing, significantly reduced revenues and gross margins, generating operating losses. The Company expects periodic fluctuations will occur in the future.

DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS; RISK OF REDUCED ORDERS

     The Company is a component supplier dependent upon a limited number of customers in a volatile industry characterized by rapid technological change, short product life cycles, intense competition and steady price erosion. In addition, as demonstrated during the second half of 1996 when significant orders were canceled and/or rescheduled by certain customers with little or no advance warning, demand for the Company's products is highly variable and thus difficult to predict accurately. This variability was previously demonstrated by the strong demand in the first half of fiscal 1993 and the significant industry contraction in the latter half of fiscal 1993. In both cases, these demand variations materially and adversely affected the Company's business, financial condition and results of operations.

     The Company's primary customers are Western Digital, Quantum and Maxtor, representing 43%, 29%, and 12%, respectively, of the Company's net sales in fiscal 1996 and 52%, 20% and 9%, respectively, of the Company's net sales in the first nine months of fiscal 1997. For the nine months ended June 30, 1997, the Company produced HGAs in volume for 6 customers, HSAs in volume for 3 customers and tape drive products in volume for 4 customers. Given the small number of high performance disk drive and tape manufacturers who require an independent source of HGA, HSA or tape head supply, the Company expects its dependence on a limited number of customers to continue. As demonstrated by the significant reduction in the level of the Company's business late in fiscal 1996 and in the second half of fiscal 1993, the loss of any customer, or a significant decrease in orders from one or more customers, may have a material adverse effect on the Company's business, financial condition and results of operations.

     Given the Company's dependence upon a limited number of customers, acquisitions and consolidations affecting such customers could also have a material adverse effect on the Company's business, financial condition and operating results. For example, Seagate, a competitor of the Company, acquired the tape head operations of Applied Magnetics Corporation ("AMC") in fiscal 1995, completed the acquisition of Conner Peripherals, Inc., then a major customer of the Company in fiscal 1996, and completed the acquisition of Quinta Corporation, the Company's sole customer for its magneto-optical head development effort, in August 1997. Seagate has significant internal disk and tape head manufacturing capacity and does not presently account for a material percentage of the Company's net sales. Further, in fiscal 1996, Singapore Technologies acquired the disk drive operations of Micropolis Corporation ("Micropolis"), while Hyundai completed its acquisition of Maxtor. While the Company has remained a supplier to both Micropolis and Maxtor notwithstanding these changes in ownership, there can be no assurance that these customers will continue purchasing a significant quantity of their respective head requirements from the Company.

     Vertical integration by the Company's customers, through which a customer acquires or increases internal HGA or HSA production capability, could also materially and adversely affect the Company's business, financial condition and results of operations. In 1994, Quantum, a principal customer of the Company with no previous magnetic recording head capacity, acquired Digital Equipment Corporation's ("DEC") recording head and disk drive operations and tape drive operations. In May 1997, Quantum further announced the formation of a joint venture with its primary manufacturing partner in Japan, Matsushita-Kotobuki Electronics Industries Ltd. ("MKE"), to manufacture MR recording heads for rigid disk drives. According to the announcement, this new venture will take over Quantum's existing recording head operations and will be owned 51% by MKE. While Quantum's original acquisition of DEC's recording head operations has not had a material adverse effect on the Company's thin film head operations to date, and Quantum has stated its intention to continue purchasing the majority of its HGA requirements from merchant suppliers, the Company cannot predict the effect the formation of a Quantum/MKE recording head joint venture will have on the Company's business with Quantum. Accordingly, there can be no assurance that Quantum will continue to purchase a significant portion of its head requirements from the Company. Other acquisitions or significant transactions by the Company's customers leading to further consolidation or vertical integration could also materially and adversely affect the Company's business, financial condition and results of operations.

RAPID TECHNOLOGICAL CHANGE; TRANSITION TO MR TECHNOLOGY

     Technology changes rapidly in the Company's industry. These rapid changes require the Company both to address obsolescence of old technologies and to anticipate new technologies. Failure to smoothly transition from old technologies or to anticipate and execute on new technologies can have a material adverse effect on the Company's business, financial condition and results of operations. For example, due to the ever-increasing performance requirements for recording heads, all of the customer programs using the Company's MIG products reached end-of-life during the third quarter of fiscal 1996.

     Though MIG products accounted for approximately $174 million, or 18% of the Company's sales for fiscal 1996, the Company's MIG revenues for fiscal 1997 will be negligible, and the Company is no longer pursuing design-ins with this technology. The rapid and unexpected decline in MIG sales in the fourth quarter of fiscal 1996 (from approximately $65 million in the first quarter, $56 million in the second quarter, $48 million in the third quarter, to $5 million in the fourth quarter), coupled with the timing of certain new product introductions in the Company's thin film business and reductions in certain customer programs in the disk drive industry during the third and fourth quarters, made it difficult for the Company to transition its MIG facilities as planned to the production of more advanced inductive or MR products. As a result, during the fourth quarter of fiscal 1996, the Company reduced its workforce in the Philippines by approximately 5,000 employees, and incurred significant charges for related severance costs, equipment and inventory write-offs and facility-related charges. Additionally, in March 1996, the Company acquired a nonexclusive license to the intellectual property of Censtor Corporation, including planar technology, with a goal of combining that technology with the Company's own inductive technologies and manufacturing processes to extend recording areal densities for inductive heads beyond conventional advanced thin film inductive designs. However, due to delays in ramping production and to the accelerating shift towards MR, in the latter half of February 1997 the Company decided to discontinue planar product development for hard disk drive applications and instead to investigate potential uses of this technology in other development applications. The impact on the Company's business, financial condition, and results of operations from this decision was not material.

     Currently, the Company's revenues are principally derived from thin film inductive and MR products, which require substantial investments in product development and manufacturing equipment and facilities to effectively extend the performance of these products to compete with new products supporting higher areal densities. To maintain its market position, the Company must continually and timely improve its wafer fabrication, slider fabrication, HGA and HSA technologies and facilities to meet industry demands, at competitive costs. As the Company's customers continue to move towards fewer, larger programs, and as competition for this increasingly limited number of large volume programs continues to increase, the failure by the Company to execute on technologies necessary to consistently obtain qualification on any of such volume programs will have a material adverse effect on the Company's business, financial condition and results of operations.

     For example, in the second quarter of fiscal 1996, the Company learned that to participate in certain key customer programs, Company products would have to incorporate a technical feature which the Company called "undershoot reduction." Though the Company began development of necessary processes for undershoot reduction in the second quarter of fiscal 1996 and successfully reached volume production in the fourth quarter of fiscal 1996, the significant start-up costs and delays in new product introductions materially and adversely impacted both the Company's revenues and gross margins for the second half of fiscal 1996.

     The Company shipped over 17.0 million MR heads for 6 disk drive programs to 3 customers in the first nine months of fiscal 1997, accounting for approximately 21.5% of net revenues during such period. The Company intends to continue investing significant resources in MR product development and manufacturing equipment to support the continued rapid shift of its product mix to MR. There can be no assurance, however, that the Company will be successful in timely and cost effectively developing and manufacturing MR heads at acceptable yields and as necessary to achieve consistent design-in wins on new product programs.

SUBSTANTIAL CAPITAL EXPENDITURES AND WORKING CAPITAL NEEDS

     The Company's business is highly capital intensive. To maintain its market position, the Company must anticipate demand for its products and the path of new technologies so that production capacity, both in terms of amount and the proper technologies, will be in place to meet customers' needs. Accurate capacity planning is complicated by the pace of technological change, unpredictable demand variations, the effects of variable manufacturing yields, and the fact that most of the Company's plant and equipment expenditures have long lead times, thus requiring major commitments well in advance of actual requirements. The Company's underestimation or overestimation of its capacity requirements, or failure to successfully and timely put in place the proper technologies, would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company has made substantial capital expenditures and installed significant production capacity to support new technologies and increased demand for its products. The Company made capital expenditures in fiscal 1996 of approximately $265.8 million, compared to approximately $185.1 million for fiscal 1995, and plans to expend up to $300 million in fiscal 1997, of which approximately $192.6 million in net capital expenditures had been incurred through June 30, 1997. As of June 30, 1997, total commitments for construction or purchase of plant and equipment totaled approximately $127.8 million. There can be no assurance that the Company's net sales will increase sufficiently to absorb such additional costs, and that there will not be periods, such as in fiscal 1996 and in the latter half of fiscal 1993, when net sales declined quarter to quarter.

DEPENDENCE ON FOREIGN OPERATIONS; LABOR MATTERS

     The Company's production process is also labor intensive. As a result, the Company conducts substantially all of its HGA machining, assembly and test operations, HSA assembly and tape head assembly operations offshore, and is thus subject to the many risks associated with contracting with foreign vendors and suppliers and with the ownership and operation of foreign manufacturing facilities, including obtaining requisite governmental permits and approvals, currency exchange fluctuations and restrictions, variable or higher tax rates, expiration of tax holidays, political instability, changes in government policies relating to foreign investment and operations, cultural issues, labor problems, trade restrictions, transportation delays and interruptions, and changes in tariff and freight rates. The Company has from time to time experienced labor organization activities at certain of its foreign operations, most recently in the first quarter of fiscal 1997, but none of the Company's employees are currently represented by a union. There can be no assurance, however, that the Company will continue to be successful in avoiding work stoppages or other labor issues in the future.

COMPLEX MANUFACTURING PROCESSES

     The Company's manufacturing processes involve numerous complex steps. Minor deviations can cause substantial yield loss, and in some cases, cause production to be suspended. Yields for new products initially tend to be low as the Company completes product development and commences volume manufacturing and thereafter typically increase as the Company ramps to full production. The Company's forward product pricing reflects this assumption of improving yields; as a result, material variances between projected and actual yields have a direct effect on the Company's gross margins and profitability. The difficulty of forecasting yields accurately and maintaining cost competitiveness through improving yields will continue to be magnified by ever-increasing process complexity, and by the compression of product life cycles which requires the Company to bring new products on line faster and for shorter periods while maintaining acceptable yields and quality, without, in many cases, reaching the longer-term, high volume manufacturing conducive to higher yields and declining costs.

DEPENDENCE ON LIMITED NUMBER OF SUPPLIERS

     As a high technology company in a narrowly defined industry, the Company is often dependent upon a limited number of suppliers and subcontractors, and in some cases on single sources, for critical components or supplies. Limitations on or interruptions of the supply of certain components or supplies can materially and adversely affect the Company's production and results of operations. The Company has limited alternative sources of certain key materials such as wafer substrates, photoresist, wires and suspensions, and frequently must rely on a single equipment supplier for a given equipment type due to lack of viable alternatives or to insure process consistency. Accordingly, capacity constraints or production failures at, or restricted allocations by, the Company's suppliers could have a material adverse effect on the Company's own production, and its business, financial condition and results of operations.

INVENTORY RISKS

     Due to the cyclical nature of and rapid technological change in the hard disk drive industry, the Company's inventory is subject to substantial risk. To address these risks, the Company monitors its inventories and provides inventory write-downs intended to cover inventory risks. However, given the Company's dependence on a few customers and a limited number of product programs for each customer, the magnitude of the commitments the Company must make to support its customers' programs and the Company's limited remedies in the event of program cancellations, if a customer cancels or materially reduces one or more product programs, or should a customer experience financial difficulties, the Company may be required to take significant inventory charges which, in turn, could materially and adversely affect the Company's business, financial condition and results of operations. While the Company has taken certain charges and provided inventory reserves to address known issues, there can be no assurance that the Company will not be required to take additional inventory write-downs due to the Company's inability to obtain necessary product qualifications or due to further order cancellations by customers.

     The Company manufactures custom products for a limited number of customers. Because its products are custom, the Company typically cannot shift raw materials, work-in-process or finished goods from customer to customer, or from one product program to another for a particular customer. However, to enable its customers to get their products to market quickly and to address its customers' demand requirements, the Company must invest substantial resources and make significant materials commitments, often before obtaining formal customer qualifications and generally before the market prospects for its customers' products are clear. Moreover, given the rapid pace of technological advancement in the disk drive industry, the disk drive products which do succeed have unpredictable, and typically very short, life cycles. Finally, in response to rapidly shifting business conditions, the Company's customers have generally sought to limit their purchase order commitments to the Company, and certain customers have on occasion canceled or materially modified outstanding purchase orders with the Company without significant penalties. For example, the Company experienced significant cancellations of orders during the third quarter of fiscal 1996 and during the third quarter of fiscal 1993, and as a result, its operating results were materially and adversely affected.

COMPETITION

     The disk drive industry is intensely competitive, both at the drive level and component level, and is characterized by substantial price declines over the useful life of a product. Accordingly, the Company believes that the most important competitive factors in its industry are timely delivery of new technologies and price for a given technology. Other significant factors are customer support, product quality and the ability to reach volume production rapidly. Failure to execute in any of these factors can have a material adverse effect on the Company's revenues and gross margins.

     Japanese competitors such as TDK/SAE and Yamaha have been aggressively competing for business in the United States and in Japan, targeting the MR marketplace in particular; the Company's primary domestic competitors are AMC, IBM and Seagate. IBM, Seagate, Quantum and other disk drive manufacturers with "captive" or internal recording head manufacturing capability, such as NEC and Fujitsu, generally have significantly greater financial, technical and marketing resources than the Company, and have made or may make their products available in the merchant market. In recent years, Seagate has been the Company's primary competitor among captive head manufacturers. However, IBM has made a series of announcements regarding its plans to make substantial investments to expand its disk drive and disk drive components business by selling to original equipment manufacturers ("OEM") starting in 1997. The Company's competitive position could be materially and adversely affected if one or more of these competitors is successful in marketing advanced MR products in the merchant market at competitive pricing.

     In its HSA business, the Company must compete against certain of its customers' internal HSA capacity, as well as against other merchant HSA manufacturers. The HSA business is less capital intensive than the thin film HGA business, thus making entry into the HSA manufacturing business easier than entry into the thin film HGA business. Accordingly, there can be no assurance that the Company will be able to compete successfully with its customers' own HSA capacity, or with existing or new HSA manufacturers.

     Finally, new technologies, including extensions of existing thin film head technology such as contact, nearcontact, pico, spin valve, or giant MR heads, which the Company is currently developing, may compete in the future with the Company's current head technologies and may support areal density capabilities significantly greater than those of the Company's thin film inductive and MR heads now in commercial production. Additionally, other manufacturers may already have or may develop, more advanced MR technology or MR production capability than the Company. Also, certain companies are developing alternative data storage technologies, such as solid-state (flash or ferroelectric) memory, optical disk drives or extensions of MIG technologies, which do not utilize the Company's products. The

Company's competitive position may be materially and adversely affected if a competitor precedes the Company in the successful introduction of improved or new technologies or products.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     Read-Rite regards elements of its manufacturing processes, product designs and equipment as proprietary and seeks to protect its proprietary rights through a combination of employee and third party non-disclosure agreements, internal procedures and patent protection. The Company has a number of patents and additional applications pending. In addition, Read-Rite has a variety of licenses and cross-licenses with other companies within the industry for certain uses of the companies' respective patents.

     Read-Rite believes that its success depends on the innovative skills and technical competence of its employees and upon proper protection of its intellectual properties. Despite Read-Rite's protective measures, there can be no assurance that such measures will be adequate to protect its proprietary rights or that the Company's competitors will not independently develop or patent technologies that are equivalent or superior to the Company's technology.

     The Company has from time to time been notified of claims that it may be infringing patents owned by others. For example, in response to a claim by the Company of infringement of certain Company patent rights, a competitor of the Company has counterclaimed certain of its own patent rights against the Company. To date there is no litigation arising out of these claims. The Company is negotiating with this competitor and believes it is unlikely the outcome of these claims will have a material adverse effect on the Company's financial position or results of operations. To the extent the Company receives additional claims of infringement from others in the future, where necessary or desirable the Company may seek licenses under patents which it is allegedly infringing. Although patent holders commonly offer such licenses, no assurance can be given that licenses will be offered or that the terms of any offered licenses will be acceptable to the Company. Defending a claim of infringement or the failure to obtain a key patent license from a third party could cause the Company to incur substantial liabilities and/or to suspend the manufacture of the products utilizing the patented invention.

ENVIRONMENTAL REGULATION

     The Company is subject to a variety of federal, state, local and foreign regulations relating to the use, storage, discharge and disposal of hazardous materials used during its manufacturing process, to the treatment of water used in manufacturing and to air quality management. In addition to obtaining necessary permits for expansion, the Company must also comply with expanded regulations on its existing operations as they are imposed. Although the Company has not to date suffered any material adverse effects in complying with applicable environmental regulations, public attention has increasingly been focused on the environmental impact of manufacturing operations which use hazardous materials. The Company's failure to comply with present or future regulations, or to obtain all necessary permits required under such regulations, could subject it to significant liability and financial penalties (possibly resulting in production suspension or delay), restrict the Company's ability to expand or operate at its locations in California or its locations in Thailand, Malaysia, Japan and the Philippines, restrict the Company's ability to establish additional operations in other locations, or require the Company to acquire costly equipment or to incur other significant expenses to comply with environmental regulations. Moreover, while the Company has invested significant resources in safety procedures, training, treatment equipment and systems and other measures designed to minimize the possibility of an accidental hazardous discharge, any such discharge could result in significant liability and clean-up expenses which could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company uses a significant amount of water in its manufacturing process. Although the Company is currently under no specific water use restrictions, future drought conditions could cause the state or local authorities to mandate higher fees and/or reductions in water usage allocations. In such event, any such reductions could restrict the Company's level of production and adversely affect the Company's business, financial condition and results of operations.


SUBORDINATION


     The Notes will be unsecured and subordinated in right of payment in full to all existing and future Senior Debt of the Company, including the Company's existing revolving credit facility and term loan facility. As a result of such subordination, in the event of the Company's liquidation or insolvency, a payment default with respect to Senior Debt, a covenant default with respect to Designated Senior Debt (as defined) or upon acceleration of the Notes due to an event of default, the assets of the Company will be available to pay obligations on the Notes only after all Senior Debt has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding.



     The Notes are obligations exclusively of the Company. Since the operations of the Company are conducted through subsidiaries, the cash flow and the consequent ability to service debt, including the Notes, of the Company, are dependent upon the earnings of its subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, the Company. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations. Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.



     As of June 30, 1997, the Company had approximately $178.8 million of indebtedness and other liabilities that would have constituted Senior Debt (including $100.0 million of Senior Notes to be prepaid from the proceeds of this offering). As of June 30, 1997, the Company's subsidiaries had approximately $142.4 million of indebtedness and other liabilities (including trade payables and excluding intercompany liabilities) as to which the Notes would have been effectively subordinated. The Indenture does not prohibit or limit the incurrence of Senior Debt or the incurrence of other indebtedness and other liabilities by the Company or its subsidiaries. The incurrence of additional indebtedness and other liabilities by the Company or its subsidiaries could adversely affect the Company's ability to pay its obligations on the Notes. The Company expects from time to time to incur additional indebtedness and other liabilities, including Senior Debt, and also expects that its subsidiaries will from time to time incur additional indebtedness and other liabilities. See "Description of Notes -- Subordination."


LIMITATIONS ON REPURCHASE OF NOTES


     The Company's ability to repurchase Notes upon the occurrence of a Change in Control is subject to limitations. There can be no assurance that the Company would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the Notes that might be delivered by Holders of Notes seeking to exercise the repurchase right. Moreover, although under the Indenture the Company may elect, subject to satisfaction of certain conditions, to pay the repurchase price for the Notes using shares of Common Stock, the terms of the Company's existing revolving credit facility and term loan facility prohibit the repurchase of Notes by the Company or its subsidiaries in cash or any other form of payment including shares of Common Stock, and the Company's ability to purchase Notes may be limited or prohibited by the terms of any future borrowing arrangements, including Senior Debt existing at the time of a Change in Control. The Company's ability to repurchase Notes with cash may also be limited by the terms of its subsidiaries' then-existing borrowing arrangements due to dividend restrictions. Any failure by the Company to repurchase the Notes when required following a Change in Control would result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior

Debt of the Company. In addition, the Company's repurchase of the Notes as a result of the occurrence of a Change in Control may be prohibited or limited by, or create an event of default under, the terms of agreements related to borrowings which the Company may enter into from time to time, including agreements relating to Senior Debt. See "Description of Notes -- Repurchase at Option of Holders Upon a Change in Control."


ABSENCE OF PUBLIC MARKET FOR THE NOTES


     The Notes will be a new issue of securities with no established trading market. The Underwriters have advised the Company that they intend to make a market in the Notes. The Underwriters are not obligated, however, to make a market in the Notes, and any such market making may be discontinued at any time at the sole discretion of the Underwriters without notice. There can be no assurance that an active market for the Notes will develop and continue upon completion of the offering or that the market price of the Notes will not decline. Various factors such as changes in prevailing interest rates or changes in perceptions of the Company's creditworthiness could cause the market price of the Notes to fluctuate significantly. The trading price of the Notes could also be significantly affected by the market price of the Common Stock, which could be subject to wide fluctuations in response to a variety of factors. The Notes will not be listed on any securities exchange or quoted on the Nasdaq Stock Market and will only be traded on the over-the-counter market.


VOLATILITY OF STOCK PRICE


     The trading price of the Company's Common Stock has been and is expected to continue to be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, announcements of technological innovations or new products by the Company or its competitors, general conditions in the disk drive and computer industries, changes in earnings estimates or recommendations by securities analysts, and other events or factors. In addition, stock markets have experienced extreme price volatility in recent years. This volatility has had a substantial effect on the market price of securities issued by many high technology companies, in many cases for reasons unrelated to the operating performance of the specific companies, and the Company's Common Stock has experienced volatility not necessarily related to announcements of Company performance. Broad market fluctuations may adversely affect the market price of the Company's Common Stock.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Notes offered hereby, after deducting the underwriting discount and other expenses of the offering, are estimated to be $292,150,000 ($336,025,000 if the Underwriters' over-allotment option is exercised in full). The Company will use approximately $101,720,000 of the proceeds from this offering to prepay the Senior Notes in the aggregate principal amount of $100,000,000 plus a prepayment premium of approximately $1,720,000. The prepayment premium will result in a charge to the Company's statement of operations for the quarter ended September 30, 1997. The Senior Notes mature on September 15, 2000, and bear interest at 7.53% per annum. The remainder of the proceeds from this offering will be used for general corporate purposes, including capital expenditures and working capital requirements. An additional purpose of the offering is to strengthen the Company's financial position and give the Company flexibility to take advantage of business opportunities as they arise. Pending such uses, the Company will invest the proceeds of the offering in short-term, income producing obligations.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1997 and as adjusted to give effect to the issuance and sale by the Company of $300 million in aggregate principal amount of Notes offered hereby and the application of the net proceeds therefrom as set forth under "Use of Proceeds."

                                                                           JUNE 30, 1997
                                                                     -------------------------
                                                                      ACTUAL       AS ADJUSTED
                                                                     --------      -----------
                                                                       (IN THOUSANDS, EXCEPT
                                                                            SHARE DATA)
Current portion of long-term debt and capital lease obligations...   $ 13,783       $  13,783
Convertible subordinated notes....................................         --         300,000
Other long-term debt and capital lease obligations, excluding
  current portion.................................................    164,986          64,986
Stockholders' equity:
  Preferred Stock, par value $.0001, 4,000,000 shares authorized;
     no shares issued and outstanding.............................         --              --
  Common Stock, par value $.0001, 160,000,000 shares authorized;
     47,872,293 shares issued and outstanding(1)..................          5               5
  Additional paid-in capital......................................    349,664         349,664
  Retained earnings...............................................    175,507         174,475
  Cumulative translation adjustment...............................        558             558
                                                                     --------        --------
          Total stockholders' equity..............................    525,734         524,702
                                                                     --------        --------
               Total capitalization...............................   $704,503       $ 903,471
                                                                     ========        ========

---------------

(1) Outstanding Common Stock does not include (i) the shares of Common Stock issuable upon conversion of the Notes offered hereby; (ii) 9,048,080 shares of Common Stock reserved for issuance under the Company's stock option plans, under which options to purchase 6,598,086 shares were outstanding as of June 30, 1997, at a weighted average exercise price of $18.44 per share;
    (iii) 563,747 shares reserved for issuance under the Company's Employee Stock Purchase Plan; and (iv) 438,851 shares reserved for issuance under the Company's 401(k) plan.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "RDRT." The following table shows for the periods indicated the high and low closing prices for the Common Stock as reported by the Nasdaq National Market.

                                                                             HIGH         LOW
                                                                             ----         ---
FISCAL YEAR ENDED SEPTEMBER 30, 1995
  First quarter............................................................  $19 1/16     $15 1/2
  Second quarter...........................................................   19 7/16      14 7/8
  Third quarter............................................................   29           19
  Fourth quarter...........................................................   48           26 1/4

FISCAL YEAR ENDED SEPTEMBER 30, 1996
  First quarter............................................................  $39  1/8     $21 3/4
  Second quarter...........................................................   25  1/8      16 3/4
  Third quarter............................................................   26  1/8      12  /16
  Fourth quarter...........................................................   15  3/4       9 7/8

FISCAL YEAR ENDING SEPTEMBER 30, 1997
  First quarter............................................................  $26  3/8     $15 3/8
  Second quarter...........................................................   33  1/8      24 7/8
  Third quarter............................................................   32  5/8      19 7/8
  Fourth quarter (through August 19, 1997).................................   28 15/16     19 7/8

     On August 19, 1997, the last reported sale price of the Common Stock as reported by the Nasdaq National Market was $27 3/4 per share. As of June 30, 1997, there were approximately 1,800 holders of record of the Company's Common Stock.

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its capital stock. The Company currently intends to retain any earnings for use in its business and does not anticipate paying cash dividends in the foreseeable future. The Company's existing revolving credit facility and term loan facility currently restrict the payment of dividends.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following consolidated statements of operations data for the years ended September 30, 1994, 1995 and 1996 and consolidated balance sheet data at September 30, 1995 and 1996 have been derived from the Consolidated Financial Statements of the Company incorporated by reference in this Prospectus Supplement. The consolidated statements of operations data for the years ended September 30, 1994, 1995 and 1996 and the consolidated balance sheet data at September 30, 1995 and 1996 have been audited by Ernst & Young, LLP, independent auditors, as indicated in their report incorporated by reference in this Prospectus Supplement. The selected consolidated statement of operations data below for the nine month periods ended June 30, 1996 and 1997 and the selected consolidated balance sheet data as of June 30, 1996 and 1997 are derived from unaudited consolidated financial statements of the Company that are incorporated by reference herein. The consolidated statement of operations data for the years ended September 30, 1992 and 1993 and the consolidated balance sheet data at September 30, 1993 and 1994 have been derived from audited financial statements not included herein. The consolidated balance sheet data at September 30, 1992 has been derived from unaudited financial information not included herein. Operating results for the nine months ended June 30, 1997 are not necessarily indicative of results that may be expected for future periods. The data set forth below is qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and related notes thereto incorporated by reference in this Prospectus Supplement.

                                                                                                                 NINE MONTHS
                                                                                                                    ENDED
                                                             YEAR ENDED SEPTEMBER 30,(1)                         JUNE 30,(1)
                                              ----------------------------------------------------------    ---------------------
                                                1992      1993(2)     1994(3)        1995       1996(4)       1996         1997
                                              --------    --------    --------    ----------    --------    --------     --------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales..................................   $482,586    $587,647    $638,589    $1,003,040    $991,118    $795,711     $843,892
Cost of sales..............................    372,945     499,759     545,396       739,000     887,464     658,231      673,608
                                              --------    --------    --------      --------    --------    --------     --------
Gross margin...............................    109,641      87,888      93,193       264,040     103,654     137,480      170,284
                                              --------    --------    --------      --------    --------    --------     --------
Operating expenses:
  Research and development.................     14,359      20,053      25,524        41,788      52,221      39,117       46,623
  Selling, general and administrative......     28,973      34,786      33,449        44,406      43,644      32,853       31,535
  Consolidation charge.....................         --      29,472          --            --          --          --           --
  Joint venture break-up fee...............         --         421          --            --          --          --           --
  Merger costs.............................         --          --       2,384            --          --          --           --
                                              --------    --------    --------      --------    --------    --------     --------
        Total costs and expenses...........     43,332      84,732      61,357        86,194      95,865      71,970       78,158
                                              --------    --------    --------      --------    --------    --------     --------
Operating income...........................     66,309       3,156      31,836       177,846       7,789      65,510       92,126
Interest expense...........................      3,516       2,405       4,759         5,589      12,897       9,113       10,631
Interest income and other, net.............      4,970       3,530       1,690         5,257       9,024       8,383        6,766
                                              --------    --------    --------      --------    --------    --------     --------
Income before income taxes, minority
  interest and extraordinary credit........     67,763       4,281      28,767       177,514       3,916      64,780       88,261
Provision for income taxes.................     12,087       1,369       4,595        41,715      34,582      31,309       21,190
                                              --------    --------    --------      --------    --------    --------     --------
Income (loss) before minority interest and
  extraordinary credit.....................     55,676       2,912      24,172       135,799     (30,666)     33,471       67,071
Minority interest in net income (loss) of
  consolidated subsidiary..................        100      (3,371)      4,478        12,234      12,320      12,523        6,556
                                              --------    --------    --------      --------    --------    --------     --------
Net income (loss) before extraordinary
  credit...................................     55,576       6,283      19,694       123,565     (42,986)     20,948       60,515
Extraordinary credit -- gain on retirement
  of debt net of $69 of taxes..............        617          --          --            --          --          --           --
                                              ========    ========    ========      ========    ========    ========     ========
Net income (loss)..........................   $ 56,193    $  6,283    $ 19,694    $  123,565    $(42,986)   $ 20,948     $ 60,515
                                              ========    ========    ========      ========    ========    ========     ========
Per share:
Net income (loss) before extraordinary
  credit...................................   $   1.47    $   0.14    $   0.43    $     2.60    $  (0.92)   $   0.44     $   1.24
Extraordinary credit.......................       0.01          --          --            --          --          --           --
                                              --------    --------    --------      --------    --------    --------     --------
Net income (loss)..........................   $   1.48    $   0.14    $   0.43    $     2.60    $  (0.92)   $   0.44     $   1.24
                                              ========    ========    ========      ========    ========    ========     ========
Shares used in per share calculations......     37,913      44,658      46,125        47,616      46,755      47,840       48,626
                                              ========    ========    ========      ========    ========    ========     ========

                                                                 SEPTEMBER 30,(1)                              JUNE 30,(1)
                                             --------------------------------------------------------    ------------------------
                                               1992        1993        1994        1995        1996         1996          1997
                                             --------    --------    --------    --------    --------    ----------    ----------
CONSOLIDATED BALANCE SHEET DATA:
Working capital...........................   $ 97,346    $155,239    $130,253    $286,902    $113,959    $  189,592    $  117,498
Total assets..............................   374,889..    553,010     630,592     939,457     908,672     1,003,837     1,028,092
Long-term debt............................   35,496..      52,065      52,414     137,406     172,037       178,031       164,986
Stockholders' equity......................   206,638..    366,710     397,288     537,977     453,799       517,634       525,734

---------------

(1) For purposes of presentation throughout this Prospectus Supplement, the Company has indicated its fiscal year as ending on September 30 and quarters as ending on the last day of each calendar quarter. The Company operates and reports on a 52/53 week fiscal year ending on the last Sunday of September of each year. Each of the above fiscal years consisted of 52 weeks except for fiscal 1995, which consisted of 53 weeks.

(2) Fiscal 1993 includes a restructuring charge of $29,472.

(3) Fiscal 1994 includes merger costs of $2,384.

(4) Fiscal 1996 includes severance, relocation and other charges of approximately $11,200, research and development charges for the acquisition of planar technology of approximately $9,000, approximately $24,100 for the write-down of capital assets, approximately $7,000 associated with end-of-life inventory and approximately $700 in other charges, for a total of $52,000 for the year.

                              DESCRIPTION OF NOTES

     The Notes will be issued under the Subordinated Indenture, to be dated as of August 15, 1997, between the Company and State Street Bank and Trust Company of California, N.A., as Trustee, as supplemented by the Supplemental Indenture, to be dated as of August 15, 1997, between the Company and the Trustee (the "Supplemental Indenture" and the "Subordinated Indenture," as supplemented by the Supplemental Indenture, is hereinafter referred to as the "Indenture"). The following discussion includes a summary description of material terms of the Supplemental Indenture and the Notes (which represent a series of, and are referred to in the accompanying Prospectus as, "Debt Securities"). The following description of the terms of the Notes offered hereby supplements, and should be read in conjunction with, the statements under "Description of Debt Securities" in the accompanying Prospectus. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Subordinated Indenture and the Supplemental Indenture. Capitalized terms not defined herein have the meanings given to them in the Subordinated Indenture and the Supplemental Indenture. References in this section to the "Company" are solely to Read-Rite Corporation, and not to its subsidiaries.

GENERAL

     The Notes will be unsecured subordinated obligations of the Company, will be limited to $300,000,000 aggregate principal amount (plus up to an additional $45,000,000 aggregate principal amount to cover over-allotments, if any) and will mature on September 1, 2004 and be payable at a price of 100% of the principal amount thereof. The Notes will bear interest at the rate per annum shown on the front cover of this Prospectus Supplement from August 25, 1997, payable semiannually on March 1 and September 1 of each year, commencing on March 1, 1998.

     The Notes will be unsecured obligations of the Company and will be subordinated in right of payment to all present and future Senior Debt (as defined below) of the Company. Neither the Notes nor the Indenture limit or restrict the amount or terms of other indebtedness which may be incurred or issued by the Company or its subsidiaries or contain any financial or similar covenants of, or restrictions on, the Company or its subsidiaries. The Notes will be effectively subordinated in right of payment to all indebtedness and liabilities of the Company's subsidiaries.

     The Notes will be convertible into Common Stock initially at the Conversion Rate (as defined) stated on the cover page hereof, subject to adjustment upon the occurrence of certain events described under "-- Conversion Rights," at any time on or after issuance of the Notes and prior to the close of business on the maturity date, unless previously redeemed or repurchased.

     Principal and premium, if any, will be payable, and the Notes may be presented for conversion, registration of the transfer or exchange, without service charge, at the office of the Company maintained for the purpose in the Borough of Manhattan, The City of New York, which shall initially be an office or agency of the Trustee.

BOOK-ENTRY SYSTEM

     The Notes will initially be issued in the form of a Global Security held in book-entry form. Accordingly, The Depository Trust Company ("DTC") or its nominee will be the sole registered Holder of the Notes for all purposes under the Indenture. Owners of beneficial interests in the Notes represented by the Global Security will hold such interests pursuant to the procedures and practices of DTC and must exercise any rights in respect of their interests (including any right to convert or require repurchase of their interests) in accordance with those procedures and practices. Such beneficial owners will not be Holders, and will not be entitled to any rights under the Global Security or the Indenture, with respect to the Global Security, and the Company and the Trustee, and any of their respective agents, may treat DTC as the sole Holder and owner of the Global Security.

CONVERSION RIGHTS

     The Holder of any Note will have the right, at the Holder's option, to convert any portion of the principal amount of any Note that is an integral multiple of $1,000 into shares of Common Stock at any time on or prior to the close of business on the maturity date, unless previously redeemed or repurchased, at a conversion rate of 24.8524 shares of Common Stock per $1,000 principal amount of Notes (the "Conversion Rate") (equivalent to a conversion price of approximately $40.24 per share of Common Stock), subject to adjustment as described below. The right to convert a Note called for redemption or submitted for repurchase will terminate at the close of business on the last Business Day prior to the Redemption Date or Repurchase Date for such Note, as the case may be.

     Beneficial owners of interests in a Global Security may exercise their right of conversion by delivering to DTC the appropriate instruction form for conversion pursuant to DTC's conversion program. Such notice of conversion can be obtained at the office of any conversion agent. The conversion date will be the date on which the Note and the duly signed and completed notice of conversion are so delivered. As promptly as practicable on or after the conversion date, the Company will issue and deliver to the Trustee a certificate or certificates for the number of full shares of Common Stock issuable upon conversion, together with payment in lieu of any fraction of a share; such certificate will be sent by the Trustee to the conversion agent for delivery to the Holder. Such shares of Common Stock issuable upon conversion of the Notes, in accordance with the provisions of the Indenture, will be fully paid and nonassessable and will rank pari passu with the other shares of Common Stock of the Company outstanding from time to time. Any Note surrendered for conversion during the period from the close of business on any Regular Record Date to the opening of business on the next succeeding Interest Payment Date (except Notes (or portions thereof) called for redemption on a Redemption Date during the period beginning at the close of business on a Regular Record Date and ending on the opening of business on the first Business Day after the next succeeding Interest Payment Date, or if such Interest Payment Date is not a Business Day, the second succeeding Business Day) must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of Notes being surrendered for conversion. No other payment or adjustment for interest, or for any dividends in respect of Common Stock, will be made upon conversion. Holders of Common Stock issued upon conversion will not be entitled to receive any dividends payable to holders of Common Stock as of any record time or date before the close of business on the conversion date. No fractional shares will be issued upon conversion but, in lieu thereof, an appropriate amount will be paid in cash by the Company based on the market bid price of Common Stock at the close of business on the last trading day prior to conversion, as provided in the Indenture.

     A Holder delivering a Note for conversion will not be required to pay any taxes or duties in respect of the issue or delivery of Common Stock on conversion but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Common Stock in a name other than that of the Holder of the Note. Certificates representing shares of Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the Holder have been paid.

     The Conversion Rate is subject to adjustment in certain events, including, without duplication: (a) dividends (and other distributions) payable in Common Stock on shares of Common Stock, (b) the issuance to all holders of Common Stock of rights, options or warrants entitling them to subscribe for or purchase Common Stock at less than the then Current Market Price of such Common Stock (determined as provided in the Indenture) as of the record date for shareholders entitled to receive such rights, options or warrants (provided that the Conversion Rate will be readjusted to the extent any such rights, options or warrants are not exercised prior to the expiration thereof), (c) subdivisions, combinations and reclassifications of Common Stock, (d) distributions to all holders of Common Stock of evidences of indebtedness of the Company, shares of capital stock, cash or assets (including securities (but excluding those dividends, rights, options, warrants and distributions referred to above) dividends and distributions paid exclusively in cash), (e) distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in (d) above) to all holders of Common Stock in an aggregate amount that, combined together with (i) other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made and (ii) any cash and the fair market value of other consideration payable in respect of any tender offer by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 12.5% of the Company's market capitalization (for this purpose being the product of the Current Market Price per share of the Common Stock on the record date for such distribution times the number of shares of Common Stock outstanding) on such date, and (f) the successful completion of a tender offer made by the Company or any of its subsidiaries for Common Stock which involves an aggregate consideration that, together with (i) any cash and other consideration payable in a tender offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made and (ii) the aggregate amount of any such all-cash distributions referred to in (e) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 12.5% of the Company's market capitalization on the expiration of such tender offer. The Company reserves the right to make such reductions in the Conversion Rate in addition to those required in the foregoing provisions as it considers to be advisable in order that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. No adjustment of the Conversion Rate will be required to be made until the cumulative adjustments amount to 1.0% or more of the Conversion Rate. The Company will compute any adjustments to the Conversion Rate pursuant to this paragraph and will give notice by mail to Holders of the Notes of any adjustments.

     Under the provisions of the Preferred Shares Rights Agreement between the Company and ChaseMellon Shareholders Services, L.L.C. (the "Rights Agreement"), the Holders will receive, in addition to the Common Stock issuable upon such conversion, the Rights (whether or not the Rights have separated from the Common Stock at the time of the conversion). See "Description of Capital Stock--Preferred Share Rights" in the accompanying Prospectus. In addition, the Indenture will provide that, if the Company implements a new shareholder rights plan, such rights plan must provide that upon conversion of the Notes the Holders will receive, in addition to the Common Stock issuable upon such conversion, such rights whether or not such rights have separated from the Common Stock at the time of such conversion.

     In case of any consolidation or merger of the Company with or into another Person or any merger of another Person into the Company (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of the Common Stock), or in case of any sale, transfer or lease of all or substantially all of the assets of the Company, each Note then outstanding will, without the consent of the Holder of any Note, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale, transfer or lease by a holder of the number of shares of Common Stock into which such Note was convertible immediately prior thereto (assuming such holder of Common Stock failed to exercise any rights of election and that such Note was then convertible).

     The Company from time to time may increase the Conversion Rate by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such increase, if the Board of Directors has made a determination that such increase would be in the best interests of the Company, which determination shall be conclusive. No such increase shall be taken into account for purposes of determining whether the closing price of the Common Stock exceeds the Conversion Price by 105% in connection with an event which otherwise would be a Change in Control.

     If at any time the Company makes a distribution of property to its stockholders which would be taxable to such stockholders as a dividend for United States federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends on common stock or rights to subscribe for common stock) and, pursuant to the antidilution provisions of the Supplemental Indenture, the number of shares into which Notes are convertible is increased, such increase may be deemed for federal income tax purposes to be the payment of a taxable dividend to Holders of Notes. See "Certain Federal Income Tax Considerations."

SUBORDINATION

     The payment of the principal of, premium, if any, and interest on the Notes and any amounts payable upon the redemption or the repurchase of the Notes will be subordinated in right of payment to the extent set forth in the Indenture to the prior payment in full of the principal of, premium, if any, interest and other amounts in respect of all Senior Debt of the Company. See "Description of Debt Securities -- Subordination of Subordinated Debt Securities" in the accompanying Prospectus.

     The Notes will be structurally subordinated to all indebtedness and other liabilities (including trade payables) of the Company's subsidiaries, as any right of the Company to receive any assets of its subsidiaries upon their liquidation or reorganization (and the consequent right of the Holders of the Notes to participate in those assets) will be effectively subordinated to the claims of the subsidiary's creditors (including trade creditors), except to the extent that the Company itself is recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

     As of June 30, 1997, the Company had approximately $178.8 million of indebtedness and other liabilities that would have constituted Senior Debt (including $100.0 million of Senior Notes to be prepaid from the proceeds of this offering). As of June 30, 1997, the Company's subsidiaries had approximately $142.4 million of indebtedness and other liabilities (including trade payables and excluding intercompany liabilities) as to which the Notes would have been effectively subordinated. The Indenture does not limit the Company's or its subsidiaries' ability to incur Senior Debt or any other indebtedness or liabilities. The Company expects from time to time to incur additional indebtedness and other liabilities, including Senior Debt, and also expects that its subsidiaries will from time to time incur additional indebtedness and other liabilities. See "Risk Factors -- Subordination."

OPTIONAL REDEMPTION

     The Notes will not be subject to redemption prior to September 7, 2000 and will be redeemable on and after such date at the option of the Company, in whole or in part, upon not less than 20 nor more than 60 days' notice to each Holder, at the prices set forth below.

     The redemption price (expressed as a percentage of principal amount) is as follows for the 12-month periods beginning on September 1 of the following years (beginning September 7, 2000, and ending on August 31, 2001, in the case of the first such period):

                                                                       REDEMPTION
                                      YEAR                               PRICE
            ---------------------------------------------------------  ----------
            2000.....................................................     103.714%
            2001.....................................................     102.786
            2002.....................................................     101.857
            2003.....................................................     100.929

and thereafter is equal to 100% of the principal amount, in each case together with accrued interest to, but excluding, the date of redemption.

     If fewer than all the Notes are to be redeemed, the Trustee will select the Notes to be redeemed in principal amounts of $1,000 or multiples thereof by lot or, in its discretion, on a pro rata basis. If any Note is to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a Holder's Notes is selected for partial redemption and such Holder converts a portion of such Note, such converted portion shall be deemed to be taken from the portion selected for redemption.

     No sinking fund is provided for the Notes.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE IN CONTROL

     If a Change in Control (as defined) occurs, each Holder of Notes shall have the right, at the Holder's option, to require the Company to repurchase all of such Holder's Notes not theretofore called for redemption, or any portion of the principal amount thereof that is $1,000 or an integral multiple of $1,000 in excess thereof, on the date (the "Repurchase Date") that is 45 days after the date of the Company Notice (as defined), at a price equal to 100% of the principal amount of the Notes to be repurchased, together with interest accrued to, but excluding, the Repurchase Date (the "Repurchase Price").

     The Company may, at its option, in lieu of paying the Repurchase Price in cash, pay the Repurchase Price in Common Stock valued at 95% of the average of the closing bid prices of the Common Stock for the five trading days immediately preceding the second trading day prior to the Repurchase Date; provided that payment may not be made in Common Stock unless the Company satisfies certain conditions with respect to such payment prior to the Repurchase Date as provided in the Indenture.

     Within 30 days after the occurrence of a Change in Control, the Company is obligated to give to all Holders of the Notes notice, as provided in the Indenture (the "Company Notice"), of the occurrence of such Change in Control and of the repurchase right arising as a result thereof, or, at the request of the Company on or before the 15th day after the occurrence, the Trustee shall give the Company Notice. The Company must also deliver a copy of the Company Notice to the Trustee. To exercise the repurchase right, a Holder of Notes must deliver on or before the 30th day after the date of the Company Notice irrevocable written notice to the Trustee of the Holder's exercise of such right, together with the Notes with respect to which the right is being exercised.

     A "Change in Control" shall be deemed to have occurred at such time after the original issuance of the Notes as there shall occur:

          (i) the acquisition by any Person (including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act) of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of capital stock of the Company entitling such Person to exercise 50% or more of the total voting power of all shares of capital stock of the Company entitled to vote generally in elections of directors, other than any such acquisition by the Company, any subsidiary of the Company or any employee benefit plan of the Company; or

          (ii) any consolidation of the Company with, or merger of the Company into, any other Person, any merger of another Person into the Company, or any sale or transfer of all or substantially all of the assets (other than to a wholly-owned subsidiary of the Company) of the Company to any other Person (other than (a) any such transaction pursuant to which the holders of 50% or more of the total voting power of all shares of capital stock of the Company entitled to vote generally in elections of directors immediately prior to such transaction have, directly or indirectly, at least 50% or more of the total voting power of all shares of capital stock of the continuing or surviving corporation entitled to vote generally in elections of directors of the continuing or surviving corporation immediately after such transaction and (b) a merger (x) which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of capital stock of the Company or (y) which is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of Common Stock into solely shares of common stock); provided, however, that a Change in Control shall not be deemed to have occurred if either (a) the closing price per share of the Common Stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of a Change in Control or the public announcement of the Change in Control (in the case of a Change in Control under clause (i) above) or the period of 10 consecutive trading days ending immediately before the Change in Control (in the case of a Change in Control under clause (ii) above) shall equal or exceed 105% of the Conversion Price of the Notes in effect on each such trading day, or (b) all of the consideration (excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights) in a merger or consolidation constituting a Change in

     Control described in clause (i) and/or clause (ii) above consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market (or will be so traded or quoted immediately following the Change in Control) and as a result of such transaction or transactions the Notes become convertible solely into such common stock. The "Conversion Price" is equal to $1,000 divided by the Conversion Rate. "Beneficial Owner" shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act, as in effect on the date of execution of the Supplemental Indenture. "Person" includes any syndicate or group which would be deemed to be a "person" under Section 13
     (d)(3) of the Exchange Act.

     Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to Holders of the Notes. The Company will comply with this rule to the extent applicable at that time.

     The Company may, to the extent permitted by applicable law, at any time purchase Notes in the open market or by tender at any price or by private agreement. Any Note so purchased by the Company may, to the extent permitted by applicable law, be reissued or resold or may, at the Company's option, be surrendered to the Trustee for cancellation. Any Notes surrendered as aforesaid may not be reissued or resold and will be canceled promptly.

     The foregoing provisions would not necessarily afford Holders of the Notes protection in the event of highly leveraged or other transactions involving the Company that may adversely affect Holders.

     The Company's ability to repurchase Notes upon the occurrence of a Change in Control is subject to limitations. There can be no assurance that the Company would have the financial resources, or would be able to arrange financing, to pay the Repurchase Price for all the Notes that might be delivered by Holders of Notes seeking to exercise the repurchase right. Moreover, although under the Indenture the Company may elect, subject to satisfaction of certain conditions, to pay the Repurchase Price for the Notes using shares of Common Stock, the terms of the Company's existing revolving credit facility and term loan facility prohibit the repurchase of Notes by the Company or its subsidiaries in cash or any other form of payment including shares of Common Stock, and the Company's ability to repurchase Notes may be limited or prohibited by the terms of any future borrowing arrangements, including Senior Debt existing at the time of a Change in Control. The Company's ability to repurchase Notes may also be limited by the terms of its subsidiaries' then-existing borrowing arrangements due to dividend restrictions. Any failure by the Company to repurchase the Notes when required following a Change in Control would result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Debt of the Company. In addition, the Company's repurchase of the Notes as a result of the occurrence of a Change in Control may be prohibited or limited by, or create an event of default under, the terms of agreements related to borrowings which the Company may enter into from time to time, including agreements relating to Senior Debt. See "-- Subordination" and "Risk
Factors -- Subordination."

DEFEASANCE AND COVENANT DEFEASANCE

     The provisions described under "Description of Debt
Securities -- Defeasance and Covenant Defeasance" in the accompanying Prospectus shall apply to the Notes, except that the Company will not be able to defease the right of the Holders to convert the Notes.

EVENTS OF DEFAULT

     In addition to the Events of Default described under "Description of Debt Securities -- Events of Default" in the accompanying Prospectus, the following will constitute an Event of Default under the Indenture with respect to the
Notes: any indebtedness under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Company in a principal amount then outstanding in excess of $25,000,000 is not paid at final maturity thereof (either at its stated maturity or upon acceleration thereof), and such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within a period of 30 days after notice as provided in the Indenture.

TRANSFER AND EXCHANGE

     The Company has initially appointed the Trustee as security registrar, transfer agent and conversion agent, acting through its Corporate Trust Office. The Company reserves the right to vary or terminate the appointment of the security registrar or of any transfer agent or conversion agent or to appoint additional or other transfer agents or conversion agents or to approve any change in the office through which any security registrar or any transfer agent or conversion agent acts.

PURCHASE AND CANCELLATION

     The Company or any subsidiary may, to the extent permitted by applicable law, at any time and from time to time purchase Notes at any price in the open market or otherwise.

     All Notes surrendered for payment, redemption, repurchase, registration of transfer or exchange or conversion shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee. All Notes so delivered to the Trustee shall be canceled promptly by the Trustee. No Notes shall be authenticated in lieu of or in exchange for any Notes canceled as provided in the Indenture.

REPLACEMENT OF NOTES

     Notes that become mutilated, destroyed, stolen or lost will be replaced by the Company at the expense of the Holder upon delivery to the Trustee of the mutilated Notes or evidence of the loss, theft or destruction thereof satisfactory to the Company and the Trustee. In the case of a lost, stolen or destroyed Note, indemnity satisfactory to the Trustee and the Company may be required at the expense of the Holder of such Note before a replacement Note will be issued.

GOVERNING LAW

     The Subordinated Indenture, the Supplemental Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York.

THE TRUSTEE

     In case an Event of Default shall occur (and shall not be cured), the Trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of Notes, unless they shall have offered to the Trustee reasonable security or indemnity.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of the Notes and of Common Stock into which Notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change. This summary deals only with holders that will hold Notes and Common Stock into which Notes may be converted as "capital assets" (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code")) and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies or persons that will hold Notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes or persons deemed to sell Notes or Common Stock under the recently enacted constructive sale provisions of the Code. This summary discusses the tax considerations applicable to the initial purchasers of the Notes who purchase the Notes at their "issue price" as defined in Section 1273 of the Code and does not discuss the tax considerations applicable to subsequent purchasers of the Notes. The Company has not sought any ruling from the Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the IRS is not precluded from successfully adopting a contrary position. This summary does not consider the effect of any applicable foreign, state, local or other tax laws.

     INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

     As used herein, the term "United States Holder" means a beneficial owner of the Notes that is, for United States federal income tax purposes (i) a citizen or resident (as defined in Section 7701(b) of the Code) of the United States,
(ii) a corporation, partnership or other entity created or organized under the laws of the United States or political subdivision thereof, (iii) an estate the income of which is subject to federal income taxation regardless of its source, or (iv) in general, a trust subject to the primary supervision of a United States court and the control of one or more United States persons. A "Foreign Holder" is any holder of Notes that is not a United States Holder.

UNITED STATES HOLDERS

PAYMENT OF INTEREST

     Interest on a Note generally will be includable in the income of a United States Holder as ordinary income at the time such interest is received or accrued, in accordance with such United States Holder's regular method of accounting for United States federal income tax purposes. The Company intends to take the position that a repurchase pursuant to a Change in Control, as described under "Description of Notes -- Repurchase at Option of Holders Upon a Change in Control", is remote under the Treasury Regulations and does not intend to treat the possibility of such a repurchase as affecting the yield to maturity of any Note.

SALE, EXCHANGE OR REDEMPTION OF A NOTE

     Upon the sale, exchange or redemption of a Note, a United States Holder generally will recognize capital gain or loss equal to the difference between
(i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income which is taxable as ordinary income) and (ii) such United States Holder's adjusted tax basis in the Note. A United States Holder's adjusted tax basis in a Note generally will equal the cost of the Note to such holder. Such capital gain or loss will be long-term capital gain or loss if the United States Holder's holding period in the Note is more than one year at the time of sale, exchange or redemption. On August 5, 1997, legislation (the "Capital

Gains Legislation") was enacted which, among other changes, will reduce to 20% the maximum rate of tax on long-term capital gains on property held for more than 18 months. Gain on property held more than one year and up to 18 months is generally subject to tax at a maximum rate of tax on capital gains of 28% under the Capital Gains Legislation. United States Holders are urged to consult their own tax advisors with respect to the Capital Gains Legislation.

CONVERSION OF THE NOTES

     A United States Holder generally will not recognize any income, gain or loss upon conversion of a Note into Common Stock except to the extent the Common Stock is considered attributable to accrued interest not previously included in income (which is taxable as ordinary income) or with respect to cash received in lieu of a fractional Share of Common Stock. A United States Holder's tax basis in the Common Stock received on conversion of a Note will be the same as such United States Holder's adjusted tax basis in the Note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the Common Stock received on conversion will generally include the holding period of the Note converted. However, a United States Holder's tax basis on shares of Common Stock considered attributable to accrued interest as described above generally will equal the amount of such accrued interest included in income, and the holding period for such shares shall begin on the date of conversion.

     Cash received in lieu of a fractional share of Common Stock upon conversion will be treated as a payment in exchange for the fractional share of Common Stock. Accordingly, the receipt of cash in lieu of a fractional share of Common Stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the United States Holder's adjusted tax basis in the fractional share).

DIVIDENDS; ADJUSTMENT TO CONVERSION RATE

     Dividends, if any, paid on the Common Stock generally will be includable in the income of a United States Holder as ordinary income to the extent of the Company's current or accumulated earnings and profits.

     If at any time (i) the Company makes a distribution of cash or property to its stockholders or purchases Common Stock and such distribution or purchase would be taxable to such stockholders as a dividend for United States federal income tax purposes (e.g., distributions of evidence of indebtedness or assets of the Company, but generally not stock dividends or rights to subscribe for Common Stock) and, pursuant to the antidilution provisions of the Indenture, the conversion rate of the Notes is increased, or (ii) the conversion rate of the Notes is increased at the discretion of the Company, such increase in conversion rate may be deemed to be the payment of a taxable dividend to holders of Notes (pursuant to Section 305 of the Code). Holders of Notes could therefore have taxable income as a result of an event pursuant to which they received no cash or property.

SALE OF COMMON STOCK

     Upon the sale or exchange of Common Stock, a United States Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such United States Holder's adjusted tax basis in the Common Stock.

     Such capital gain or loss will be long-term capital gain or loss if the United States Holder's holding period in Common Stock is more than one year at the time of the sale or exchange. Gain on Common Stock held or deemed held for more than one year may be subject to recently enacted maximum rates of tax. See "-- Sale, Exchange or Redemption of a Note." A United States Holder's basis and holding period in Common Stock received upon conversion of a Note are determined as discussed above under "-- Conversion of the Notes."

FOREIGN HOLDERS

STATED INTEREST

     Payments of principal and interest on a Note to a Foreign Holder will not be subject to United States federal withholding tax provided that (a) the holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (b) the holder is not a controlled foreign corporation that is related through stock ownership and
(c) either (1) the beneficial owner of the Note, under penalties of perjury, provides the Company or its agent with its name and address and certifies that it is not a United States person or (2) a securities clearing organization, bank, or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") certifies to the Company or its agent, under penalties of perjury, that such a statement has been received from the beneficial owner by it or another financial institution and furnishes to the Company or its agent a copy thereof (the "Portfolio Interest Exemption"). The gross amount of payments to a Foreign Holder of interest that does not qualify for the Portfolio Interest Exemption and that is effectively connected to a United States trade or business will be subject to United States federal income tax at the rate of 30%, unless a United States income tax treaty applies to reduce or eliminate withholding.

     A Foreign Holder will generally be subject to tax in the same manner as a United States corporation or resident with respect to such income if it is effectively connected with the conduct of trade or business in the United States. Such effectively connected income received by a Foreign Holder which is a corporation may in certain circumstances be subject to an additional "branch profits tax" at a 30% rate or, if applicable, a lower treaty rate.

     To claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected to a U.S. trade or business, the Foreign Holder must provide a properly executed Form 1001 or 4224, as applicable, prior to the payment of interest. These forms must be periodically updated. Treasury Regulations proposed in April 1996 would, if adopted in final form, require Foreign Holders or, under certain circumstances, a "qualified intermediary" to file a "withholding certificate" with the Company's withholding agent to obtain the benefit of an applicable tax treaty providing for a lower rate of withholding tax. Such certificate would have to contain, among other information, the name and address of the Foreign Holder and the basis for any reduced rate claimed. These withholding certificates would be required for payments made after December 31, 1997. A Foreign Holder may also be required to obtain a United States taxpayer identification number under the proposed Treasury Regulations.

SALE, EXCHANGE OR REDEMPTION OF A NOTE

     A Foreign Holder generally will not be subject to United States federal income tax or withholding tax on gain realized on the sale or exchange of Notes unless (i) the holder is an individual who was present in the United States for 183 days or more during the taxable year and to whom such gain is U.S. source or
(ii) the gain is effectively connected with the conduct of a trade or business of the holder in the United States.

CONVERSION OF THE NOTES

     In general, no United States federal income tax or withholding tax will be imposed upon the conversion of a Note into Common Stock by a Foreign Holder except (i) to the extent the Common Stock is considered attributable to accrued interest not previously included in income (which is taxable as ordinary income unless the Portfolio Interest Exemption, described above, applies) or (ii) with respect to the receipt of cash in lieu of fractional shares by Foreign Holders upon conversion of a Note, in each case where either of the conditions described in (i) or (ii) above under "Foreign Holders -- Sale, Exchange or Redemption of a Note" is satisfied.

SALE OR EXCHANGE OF COMMON STOCK

     A Foreign Holder will generally not be subject to United States federal income tax or withholding tax on the sale or exchange of Common Stock unless either of the conditions described in (i) or (ii) above under "Foreign
Holders -- Sale, Exchange or Redemption of a Note" is satisfied or the Company is or has been a United States real property holding corporation for United States federal income tax purposes (which the Company does not believe that it is or is likely to become) at any time within the shorter of the five year period preceding such disposition or such Foreign Holder's holding period.

DIVIDENDS

     Distributions by the Company with respect to the Common Stock that are treated as dividends paid (or deemed paid), as described above under "United States Holders -- Dividends; Adjustment to Common Rate" to a Foreign Holder (excluding dividends that are effectively connected with the conduct of a trade or business in the United States by such Holder and are taxable as described below) will be subject to United States federal withholding tax at a 30% rate (or lower rate provided under any applicable income tax treaty). Except to the extent that an applicable tax treaty otherwise provides, a Foreign Holder will be subject to tax in the same manner as a United States Holder on dividends paid (or deemed paid) that are effectively connected with the conduct of a trade or business in the United States by the Foreign Holder. If such Foreign Holder is a foreign corporation, it may also be subject to a United States "branch profits tax" on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Even though such effectively connected dividends are subject to income tax, and may be subject to the branch profits tax, they will not be subject to U.S. withholding tax if the Holder delivers IRS Form 4224 to the payor.

     Under current United States Treasury Regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of United States Treasury Regulations, for purposes of determining the applicability of a tax treaty rate. Under the proposed Treasury Regulations, however, a Foreign Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification requirements. In addition, under the proposed Treasury Regulations, in the case of common stock held by a foreign partnership, the certification requirement would generally be applied to the partners of the partnership and the partnership would be required to provide certain information, including a United States taxpayer identification number. The proposed Treasury Regulations also provide look-through rules for tiered partnerships. It is not certain whether, or in what form, the proposed Treasury Regulations will be adopted as final regulations.

DEATH OF A NON-UNITED STATES HOLDER

     A Note held by an individual who is not a citizen or resident of the United States at the time of death will not be includable in the decedent's gross estate for United States estate tax purposes, provided that such holder or beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of stock of the Company entitled to vote, and provided that, at the time of death, payments with respect to such Note would not have been effectively connected with the conduct by such Foreign Holder of a trade or business within the United States.

     Common Stock actually or beneficially held (other than through a foreign corporation) by a Foreign Holder at the time of his or her death (or previously transferred subject to certain retained rights or powers) will be subject to United States federal estate tax unless otherwise provided by an applicable estate tax treaty.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a Note and payments of the proceeds of the sale of a Note to certain noncorporate United States Holders, and a 31% backup withholding tax may apply to such payment if the United States Holder (i) fails to furnish or certify his correct taxpayer identification number ("TIN") to the payor in the manner required, (ii) is notified by the IRS that he has failed to report payments of interest or dividends properly or (iii) under certain circumstances, fails to certify that he has not been notified by the IRS that he is subject to backup withholding for failure to report interest or dividend payments.

     Information reporting requirements will apply to payments of interest or dividends to Foreign Holders where such interest or dividends are subject to withholding or are exempt from United States withholding tax pursuant to a tax treaty, or where such interest is exempt from United States tax under the Portfolio Interest Exemption. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Foreign Holder resides.

     Treasury Regulations provide that backup withholding and information reporting will not apply to payments of principal on the Notes by the Company to a Foreign Holder if the Foreign Holder certifies as to its status as a Foreign Holder under penalties of perjury or otherwise establishes an exemption (provided that neither the Company nor its paying agent has actual knowledge that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied.)

     The payment of the proceeds from the disposition of Notes or Common Stock to or through the United States office of any broker, United States or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-United States status under penalty of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a Note or Common Stock to or through a non-United States office of a non-United States broker that is not a United States related person will not be subject to information reporting or backup withholding. For this purpose, a "United States related person" is (i) a "controlled foreign corporation" for United States federal income tax purposes or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business.

     In the case of the payment of proceeds from the disposition of Notes or Common Stock to or through a non-United States office of a broker that is either a United States person or a United States related person, Treasury Regulations require information reporting on the payment unless the broker has documentary evidence in its files that the owner is a Foreign Holder and the broker has no knowledge to the contrary.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:


                                                                                PRINCIPAL
                                                                                  AMOUNT
                                 UNDERWRITER                                     OF NOTES
-----------------------------------------------------------------------------  ------------
Goldman, Sachs & Co..........................................................  $240,000,000
Hambrecht & Quist LLC........................................................    30,000,000
Smith Barney Inc.............................................................    30,000,000
                                                                               ------------
          Total..............................................................  $300,000,000
                                                                               ============


     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all such Notes, if any are taken.


     The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of 1.5% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed .01% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.


     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus Supplement to purchase up to an aggregate of $45,000,000 additional principal amount of Notes solely to cover overallotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same proportion thereof that the principal amount of Notes to be purchased by each of them, as shown in the foregoing table, bears to the $300,000,000 aggregate principal amount of Notes offered hereby.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.


     The Company has agreed that it will not offer, sell, contract to sell or otherwise dispose of any securities of the Company which are substantially similar to the Notes or the Common Stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Stock or any substantially similar securities, without the prior written consent of Goldman, Sachs & Co., for a period of 90 days after the date of this Prospectus Supplement (other than pursuant to equity based employee and director compensation plans existing on the date hereof and upon conversion of the Notes). In addition, certain officers and directors of the Company have agreed to enter into lockup agreements with respect to the Notes and Common Stock for a period of 90 days after the date of this Prospectus Supplement, provided however that beginning 30 days after the date of this Prospectus Supplement, each executive officer and director may sell or otherwise dispose of up to an aggregate of 50,000 shares of Common Stock.


     In connection with the offering, the Underwriters may purchase and sell the Notes and the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes and the Common Stock; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Notes sold in the offering may be reclaimed by the Underwriters if such Notes are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes and the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the Nasdaq National Market, in the over-the-counter market or otherwise.

     Each of the Underwriters has performed investment banking and other services for the Company and may do so from time to time in the future. The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and Goldman, Sachs & Co. has agreed to reimburse the Company for certain offering expenses.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California and for the Underwriters by Shearman & Sterling, San Francisco, California.

PROSPECTUS                        $350,000,000

                             READ-RITE CORPORATION

                        DEBT SECURITIES AND COMMON STOCK
                            ------------------------

     Read-Rite Corporation ("Read-Rite" or the "Company") may from time to time offer, together or separately, (1) its debt securities (the "Debt Securities"), which may be either senior debt securities (the "Senior Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities") and (2) shares of its common stock, par value $0.0001 per share (the "Common Stock"). The Debt Securities and the Common Stock are collectively referred to herein as the "Securities."

     The Securities offered pursuant to this Prospectus may be issued in one or more series or issuances and will be limited to $350,000,000 aggregate public offering price (or its equivalent (based on the applicable exchange rate at the time of the sale) in one or more foreign currencies, currency units or composite currencies as shall be designated by the Company). Certain specific terms of the particular Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"), including, where applicable, (i) in the case of Debt Securities, the specific title, aggregate principal amount, the denomination, whether such Debt Securities are secured or unsecured obligations, whether such Debt Securities are senior or subordinated, maturity, premium, if any, the interest rate (which may be fixed, floating or adjustable), the time and method of calculating payment of interest, if any, the place or places where principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, the currency in which principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, any terms of redemption at the option of the Company or the Holder, any sinking fund provisions, terms for any conversion into other Securities, the initial public offering price and other special terms and (ii) in the case of Common Stock, the number of shares offered for sale by the Company and the initial public offering price or method of determining the initial public offering price. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities. The Company's Common Stock is listed on the Nasdaq National Market under the symbol "RDRT." Any Common Stock sold pursuant to a Prospectus Supplement will be quoted on such market.

     Unless otherwise specified in a Prospectus Supplement, the Senior Debt Securities, when issued, will be unsecured and will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities, when issued, will be subordinated in right of payment to all Senior Debt (as defined) of the Company, including any outstanding Senior Debt Securities. See "Description of Debt Securities -- Subordination of Subordinated Debt Securities."

     The Prospectus Supplement may contain information concerning U.S. federal income tax considerations, if applicable to the Securities offered.

     The Securities may be sold directly, through agents, underwriters or dealers as designated from time to time, or through a combination of such methods. See "Plan of Distribution." If agents of the Company or any dealers or underwriters are involved in the sale of the Securities in respect of which the Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts, if any, are set forth in or may be calculated from the Prospectus Supplement with respect to such Securities.

     This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

  SEE "RISK FACTORS" ON PAGE 3 OF THIS PROSPECTUS FOR A DESCRIPTION OF CERTAIN
   FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE
                                  SECURITIES.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS AUGUST 7, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the World Wide Web site is http://www.sec.gov. The Common Stock is listed for quotation on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the offices of the Nasdaq Stock Market at 1735 K Street, NW, Washington, D.C. 20001.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities. This Prospectus which constitutes part of the Registration Statement does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities offered hereby, reference is made to the Registration Statement and the exhibits and the financial statements, notes and schedules filed as a part thereof or incorporated by reference therein, which may be inspected at the public reference facilities of the Commission at the addresses set forth above or through the Commission's World Wide Web site.

     Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of such contract or document filed as an exhibit to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed with the Commission and are incorporated herein by reference:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996;

          (b) The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 1996 and March 31, 1997, respectively;

          (c) The Company's Registration Statement on Form 8-A filed with the Commission on September 16, 1991; and

          (d) The Company's Registration Statement on Form 8-A filed with the Commission on March 6, 1997.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Registration Statement of which this Prospectus forms a part and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and be a part hereof from the date of filing such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement or this Prospectus to the extent that a statement contained herein, in a Prospectus Supplement or in any other document subsequently filed with the Commission which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Corporate Secretary, Read-Rite Corporation, 345 Los Coches Street, Milpitas, California 95035, telephone (408) 262-6700.

                                  THE COMPANY

     Read-Rite Corporation, a Delaware corporation ("Read-Rite" or the "Company"), is the world's largest independent supplier of magnetic recording heads for rigid disk drives. The Company supplies magnetic recording heads as head gimbal assemblies ("HGAs"), and for certain of its customers incorporates multiple HGAs into headstack assemblies ("HSAs"). The Company's products are sold primarily for use in 3.5" form factor rigid disk drives. Read-Rite believes it supplies HGAs and HSAs for a broader range of disk drive products than any other independent supplier.

     Read-Rite was incorporated in California in 1981 and reincorporated in Delaware in 1985. The Company's principal executive offices are located at 345 Los Coches Street, Milpitas, California 95035, and its telephone number is (408) 262-6700.

                                  RISK FACTORS

     Prior to making an investment decision with respect to the Securities offered hereby, prospective investors should carefully consider the specific factors set forth under the caption "Risk Factors" in the applicable Prospectus Supplement pertaining thereto, together with all of the other information appearing herein or therein or incorporated by reference herein, in light of their particular investment objectives and financial circumstances.

                                USE OF PROCEEDS

     Unless otherwise indicated in an accompanying Prospectus Supplement, the net proceeds to be received by the Company from the sale of the Securities will be used for general corporate purposes, including capital expenditures and to meet working capital needs. Pending such uses, the Company will invest the net proceeds in interest-bearing securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the Company and its consolidated subsidiaries for the periods indicated. The ratio of earnings to fixed charges represents the number of times that fixed charges were covered by earnings. In computing the ratio, earnings represent pretax income before minority interest and extraordinary credits plus fixed charges. Fixed charges consist of interest expense and a portion of rental expense which is considered representative of the interest factor. This table will be updated in any Prospectus Supplements to the extent required.

                                                                                         SIX MONTHS
                                                     FISCAL YEAR ENDED SEPTEMBER 30,       ENDED
                                                    ----------------------------------   MARCH 31,
                                                    1992    1993   1994   1995    1996      1997
                                                    -----   ----   ----   -----   ----   ----------
Ratio of Earnings to Fixed Charges................  16.2x   2.2x   5.0x   22.7x   1.3x      6.5x

                         DESCRIPTION OF DEBT SECURITIES

     The Senior Debt Securities are to be issued under an Indenture (the "Senior Indenture"), between the Company, as issuer, and State Street Bank and Trust Company of California, N.A., as Trustee (the "Trustee"). The Subordinated Debt Securities are to be issued under a separate Indenture (the "Subordinated Indenture"), also between the Company, as issuer, and State Street Bank and Trust Company of California, N.A., as Trustee. The Senior Indenture and Subordinated Indenture are sometimes referred to collectively as the "Indentures". A copy of the form of each Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Debt Securities may be issued from time to time in one or more series. The particular terms of each series, or of Debt Securities forming a part of a series, which are offered by a Prospectus Supplement will be described in such Prospectus Supplement.

     The following summaries of certain provisions of the Indentures do not purport to be complete and are subject, and are qualified in their entirety by reference, to all the provisions of the Indentures, including the definitions therein of certain terms, and, with respect to any particular Debt Securities, to the description of the terms thereof included in the Prospectus Supplement relating thereto. Wherever particular Sections or defined terms of the Indentures are referred to herein or in a Prospectus Supplement, such Sections or defined terms are incorporated by reference herein or therein, as the case may be.

GENERAL

     The Indentures will provide that Debt Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. The Company may specify a maximum aggregate principal amount for the Debt Securities of any series. (Section 301) The Debt Securities are to have such terms and provisions which are not inconsistent with the Indentures, including as to maturity, principal and interest, as the Company may determine. Unless otherwise specified in the applicable Prospectus Supplement, the Senior Debt Securities when issued will be unsecured and unsubordinated obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities when issued will be subordinated in right of payment to the prior payment in full of all Senior Debt of the Company, including any outstanding Senior Debt Securities, as described under "Subordination of Subordinated Debt Securities" and in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will set forth whether the Debt Securities offered shall be Senior Debt Securities or Subordinated Debt Securities, the price or prices at which the Debt Securities to be offered will be issued and will describe the following terms of such Debt Securities: (1) the title of such Debt Securities; (2) any limit on the aggregate principal amount of such Debt Securities or the series of which they are a part; (3) the Person to whom any interest on a Debt Security of the series shall be payable, if other than the Person in whose name that Debt Security (or one or more predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest; (4) the date or dates on which the principal of any of such Debt Securities will be payable; (5) the rate or rates at which any of such Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Date for any such interest payable on any Interest Payment Date; (6) the place or places where the principal of and any premium and interest on any of such Debt Securities will be payable; (7) the period or periods within which, the price or prices at which and the terms and conditions on which any of such Debt Securities may be redeemed, in whole or in part, at the option of the Company; (8) the obligation, if any, of the Company to redeem or purchase any of such Debt Securities pursuant to any sinking fund or analogous provision or at the option of the Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions on which any of such Debt Securities will be redeemed or purchased, in whole or in part, pursuant to any such obligation; (9) the denominations in which any of such Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (10) if the amount of principal of or any premium or interest on any of such Debt Securities may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined; (11) if other than the currency of the United States of America, the currency, currencies or currency units in which the principal of or any premium or interest on any of such Debt Securities will be payable (and the manner in which the equivalent of the principal amount thereof in the currency of the United States of America is to be determined for any purpose, including for the purpose of determining the principal amount deemed to be Outstanding at any time); (12) if the principal of or any premium or interest on any of such Debt Securities is to be payable, at the election of the Company or the Holder thereof, in one or more currencies or currency units other than those in which such Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of any such amount as to which such election is made will be payable, the periods within which and the terms and conditions upon which such election is to be made and the amount so payable (or the manner in which such amount is to be determined); (13) if other than the entire principal amount thereof, the portion of the principal amount of any of such Debt Securities which will be payable upon declaration of acceleration of the Maturity thereof; (14) if the principal amount payable at the Stated Maturity of any of such Debt Securities will not be determinable as of any one or more dates prior to the Stated Maturity, the amount which will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any Maturity other than the Stated Maturity or which will be deemed to be Outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined); (15) if applicable, that such Debt Securities, in whole or any specified part, are defeasible pursuant to the provisions of the Indentures described under "Defeasance and Covenant Defeasance-Defeasance and Discharge" or "Defeasance and Covenant Defeasance-Defeasance of Certain Covenants," or under both such captions; (16) if applicable, the terms of any right to convert Debt Securities into shares of Common Stock of the Company or other securities or property; (17) whether any of such Debt Securities will be issuable in whole or in part in the form of one or more Global Securities and, if so, the respective Depositaries for such Global Securities, the form of any legend or legends to be borne by any such Global Security in addition to or in lieu of the legends referred to under "Form, Exchange and Transfer" or "Global Securities" and, if different from those described under such captions, any circumstances under which any such Global Security may be exchanged in whole or in part for Securities registered, and any transfer of such Global Security in whole or in part may be registered, in the names of Persons other than the Depositary for such Global Security or its nominee; (18) any addition to or change in the Events of Default applicable to any of such Debt Securities and any change in the right of the Trustee or the Holders to declare the principal amount of any of such Debt Securities due and payable; (19) any addition to or change in the covenants in the Indentures described under "Restrictive Covenants" applicable to any of such Debt Securities; and (20) any other terms of such Debt Securities not inconsistent with the provisions of the relevant Indenture. (Section 301)

     Debt Securities, including Original Issue Discount Securities, may be sold at a substantial discount below their principal amount. Certain special United States federal income tax considerations (if any) applicable to Debt Securities sold at an original issue discount will be described in the applicable Prospectus Supplement under "United States Taxation". In addition, certain special United States federal income tax or other considerations (if any) applicable to any Debt Securities which are denominated in a currency or currency unit other than United States dollars will be described in the applicable Prospectus Supplement.

CONVERSION RIGHTS

     The terms on which Debt Securities of any series are convertible into Common Stock or other securities or property will be set forth in the Prospectus Supplement relating thereto. Such terms shall include provisions as to whether conversion is mandatory or at the option of the Holder and may include provisions pursuant to which the number of shares of Common Stock or other securities or property to be received by the Holders of Debt Securities upon conversion would be calculated according to the market price of Common Stock or other securities or property as of a time stated in the applicable Prospectus Supplement. (Article Fourteen)

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     Unless otherwise indicated in the Prospectus Supplement, the following provisions will apply to the Subordinated Debt Securities.

     The Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture, be subordinate in right of payment to the prior payment in full of all Senior Debt, including the Senior Debt Securities. In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization, debt restructuring or other similar case or proceeding in connection therewith, relative to the Company or to its creditors, as such, or to its assets, or any liquidation, dissolution or other winding up of the Company, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or any assignment for the benefit of creditors or any other marshaling of assets and liabilities of the Company, the holders of Senior Debt will be entitled to receive payment in full of all amounts due or to become due on or in respect of all Senior Debt in cash or other payment satisfactory to the holders of Senior Debt before the Holders of the Subordinated Debt Securities are entitled to receive any payment on account of principal of or any premium or interest on the Subordinated Debt Securities or on account of the purchase, redemption or other acquisition of Subordinated Debt Securities or before the Company may make any sinking fund or defeasance payment to the Trustee or any Paying Agent in accordance with the Subordinated Indenture. Notwithstanding the foregoing, any amounts previously deposited by the Company with the Trustee or Paying Agent in accordance with the subordination provisions of Article Fifteen of the Subordinated Indenture at the time of such deposit may be paid to the Holders of Subordinated Debt Securities ("Defeased Payments"). (Section 1502)

     By reason of such subordination, in the event of liquidation or insolvency, creditors of the Company who are not holders of Senior Debt may recover less, ratably, than holders of Senior Debt and may recover more, ratably, than the Holders of the Subordinated Debt Securities.

     In the event that any Subordinated Debt Securities are declared due and payable before their Stated Maturity as a result of an Event of Default, the holders of the Senior Debt outstanding at the time such Subordinated Debt Securities so become due and payable will be entitled to receive payment in full of all amounts due or to become due on or in respect of all Senior Debt in cash or other payment satisfactory to the holders of Senior Debt before the Holders of the Subordinated Debt Securities are entitled to receive any payment by the Company on account of the principal of or any premium or interest on the Subordinated Debt Securities or on account of the purchase, redemption or other acquisition of Subordinated Debt Securities or before the Company may make any sinking fund or defeasance payment to the Trustee or any Paying Agent in accordance with the Subordinated Indenture (other than Defeased Payments). If the payment of Subordinated Debt Securities is accelerated because of an Event of Default, the Company is required under the Subordinated Indenture to promptly notify holders of Senior Debt of the acceleration. (Section 1503)

     The Company may not make any payment of principal (or premium, if any) or interest, if any, in respect of the Subordinated Debt Securities or on account of the purchase, redemption or other acquisition of Subordinated Debt Securities or any payment constituting a sinking fund or defeasance payment to the Trustee or Paying Agent in accordance with the Subordinated Indenture (other than Defeased Payments) if (i) a default in the payment of principal, premium, if any, or interest (including a default under any repurchase or redemption obligation) or other amounts with respect to any Senior Debt occurs and is continuing beyond the applicable grace period or (ii) any other event of default occurs and is continuing with respect to Designated Senior Debt (as defined) that permits the holders thereof or their representatives to accelerate the maturity thereof, and the Trustee under the Subordinated Indenture receives a notice of such default (a "Payment Blockage Notice") from the Company, a holder of such Designated Senior Debt or other person permitted to give such notice under the Subordinated Indenture. The Company may and shall resume payments on the Subordinated Debt Securities and may purchase, redeem or otherwise acquire the Subordinated Debt Securities and may make a sinking fund or defeasance payment to the Trustee or Paying Agent in accordance with the Subordinated Indenture (a) in the case of a payment default, upon the date on which such default is cured or waived or ceases to exist and (b) in the case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the applicable Payment Blockage Notice is received (unless the subordination provisions of Article Fifteen of the Indenture prohibit the payment, distribution, purchase, redemption, acquisition, sinking fund payment or defeasance payment at the time of such payment, distribution, purchase, redemption, acquisition, sinking fund payment or defeasance payment (including, without limitation, in the case of a nonpayment default referred to in clause (ii) above, as a result of a payment default with respect to the applicable Senior Debt as a consequence of the acceleration of the maturity thereof or otherwise)). No new period of payment blockage may be commenced unless and until 365 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee (unless such default was waived, cured or otherwise ceased to exist and thereafter subsequently reoccurred) under the Subordinated Indenture shall be, or be made, the basis for a subsequent Payment Blockage Notice. (Section 1504) In the case of Subordinated Debt Securities that are convertible at the option of the Holder, the payment, issuance and delivery of cash, property or securities (other than stock and certain subordinated securities of the Company) upon conversion of a Subordinated Debt Security will be deemed to constitute payment on account of the principal of such Subordinated Debt Security. (Section
1515)

     "Senior Debt" is defined in the Subordinated Indenture to mean: the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company to the extent that such claim for post-petition interest is allowed in such proceeding), on, rent with respect to, and all fees and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the Subordinated Indenture or thereafter created, incurred or assumed: (a) indebtedness of the Company evidenced by a credit or loan agreement, note, bond, debenture or other written obligation, (b) all obligations of the Company for money borrowed, (c) all obligations of the Company evidenced by a note or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind, (d) obligations of the Company (i) as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles, (ii) as lessee under other leases for facilities, equipment or related assets, whether or not capitalized, entered into or leased after the date of the Subordinated Indenture for financing purposes (as determined by the Company) or
(iii) under any lease or related document (including a purchase agreement) that provides that the Company is contractually obligated to purchase or cause a third party to purchase the leased property and the obligations of the Company under such lease or related document to purchase or to cause a third party to purchase such leased property, (e) all obligations of the Company under interest rate and currency swaps, caps, floors, collars, hedge agreements, forward contracts, or similar agreements or arrangements, (f) all obligations of the Company with respect to letters of credit, bankers' acceptances or similar facilities (including reimbursement obligations with respect to any of the foregoing), (g) all obligations of the Company issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable arising in the ordinary course of business), (h) all obligations of the type referred to in clauses (a) through (g) above of another Person and all dividends of another Person, the payment of which, in either case, the Company has assumed or guaranteed (or in effect guaranteed through an agreement to purchase or otherwise (including, without limitation, "take or pay" and similar arrangements)), or for which the Company is responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise, or which is secured by a lien on property of the Company, and all obligations of the Company with respect thereto, and (i) renewals, extensions, modifications, replacements, restatements and refundings of, or any indebtedness or obligation issued in exchange for, any such indebtedness or obligation described in clauses
(a) through (h) of this paragraph; provided, however, that Senior Debt shall not include the Subordinated Debt Securities or any such indebtedness or obligation if the terms of such indebtedness or obligation (or the terms of the instrument under which, or pursuant to which it is issued) expressly provide that such indebtedness or obligation is not superior in right of payment to the Subordinated Debt Securities.

     "Designated Senior Debt" means the Company's obligations under certain existing Senior Debt (including its existing bank revolving credit agreement and bank term loan agreement and the 7.15% Senior Notes due September 15, 2000) and the Company's obligations under any other particular Senior Debt in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Senior Debt shall be "Designated Senior Debt" for purposes of the Subordinated Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Debt to exercise the rights of Designated Senior Debt).

     The Subordinated Indenture does not limit or prohibit the incurrence of additional Senior Debt, which may include indebtedness that is senior to the Subordinated Debt Securities, but subordinate to other obligations of the Company. The Senior Debt Securities, when issued, will constitute Senior Debt.

     The Prospectus Supplement may further describe the provisions, if any, applicable to the subordination of the Subordinated Debt Securities of a particular series.

FORM, EXCHANGE AND TRANSFER

     The Debt Securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable Prospectus Supplement, only in denominations of $1,000 and integral multiples thereof. (Section 302)

     At the option of the Holder, subject to the terms of the Indentures and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount. (Section 305)

     Subject to the terms of the Indentures and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has appointed the Trustee as Security Registrar. Any transfer agent (in addition to the Security Registrar) initially designated by the Company for any Debt Securities will be named in the applicable Prospectus Supplement. (Section 305) The Company may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series. (Section 1002)

     If the Debt Securities of any series (or of any series and specified tenor) are to be redeemed in part, the Company will not be required to (i) issue, register the transfer of or exchange any Debt Security of that series (or of that series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or (ii) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part. (Section 305)

GLOBAL SECURITIES

     Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more global securities which will have an aggregate principal amount equal to that of the Debt Securities represented thereby (a "Global Security"). Each Global Security will be registered in the name of a depositary (the "Depositary") or a nominee thereof identified in the applicable Prospectus Supplement, will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the Indentures.

     Notwithstanding any provision of the Indentures or any Debt Security described herein, no Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Global Security or any nominee of such Depositary unless (i) the Depositary has notified the Company that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the Indentures, (ii) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities represented by such Global Security or (iii) there shall exist such circumstances, if any, in addition to or in lieu of those described above as may be described in the applicable Prospectus Supplement. All securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct. (Sections 204 and 305)

     As long as the Depositary, or its nominee, is the registered Holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the Debt Securities represented thereby for all purposes under the Debt Securities and the Indentures. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Debt Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange therefor and will not be considered to be the owners or Holders of such Global Security or any Debt Securities represented thereby for any purpose under the Debt Securities or the Indentures. All payments of principal of and any premium and interest on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder thereof. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

     Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee ("participants") and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and others matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of the Company, the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the Depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest. (Section 307)

     Unless otherwise indicated in the applicable Prospectus Supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as the Company may designate for such purpose from time to time, except that at the option of the Company payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable Prospectus Supplement, the Corporate Trust Office of the Trustee will be designated as the Company's sole Paying Agent for payments with respect to Debt Securities of each series. Any other Paying Agents initially designated by the Company for the Debt Securities of a particular series will be named in the applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series. (Section 1002)

     All moneys paid by the Company to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed for a period ending the earlier of 10 business days prior to the date such money would escheat to the State or at the end of two years after such principal, premium or interest has become due and payable will be repaid to the Company, and the Holder of such Debt Security thereafter may look only to the Company for payment thereof. (Section 1003)

RESTRICTIVE COVENANTS

     Unless otherwise indicated in the applicable Prospectus Supplement, the following provisions will apply to the Senior Debt Securities.

  Limitations on Liens

     The Senior Indenture will provide that the Company will not issue, incur, create, assume or guarantee, and will not permit any Restricted Subsidiary (as defined below) to issue, incur, create, assume or guarantee, any debt for borrowed money secured by a mortgage, security interest, pledge, lien, charge or other encumbrance ("mortgages") upon any Principal Property (as defined below) of the Company or any Restricted Subsidiary or upon any shares of stock or indebtedness of any Restricted Subsidiary (whether such Principal Property, shares or indebtedness are now existing or owned or hereafter created or acquired) without in any such case effectively providing concurrently with the issuance, incurrence, creation, assumption or guarantee of any such secured debt, or the grant of a mortgage with respect to any such indebtedness, that the Senior Debt Securities (together with, if the Company shall so determine, any other indebtedness of or guarantee by the Company or such Restricted Subsidiary ranking equally with the Senior Debt Securities) shall be secured equally and ratably with (or, at the option of the Company, prior to) such secured debt. The foregoing restriction, however, will not apply to: (a) mortgages on property existing at the time of acquisition thereof by the Company or any Subsidiary, provided that such mortgages were in existence prior to the contemplation of such acquisition; (b) mortgages on property, shares of stock or indebtedness or other assets of any corporation existing at the time such corporation becomes a Restricted Subsidiary, provided that such mortgages are not incurred in anticipation of such corporation becoming a Restricted Subsidiary; (c) mortgages on property, shares of stock or indebtedness existing at the time of acquisition thereof by the Company or a Restricted Subsidiary or mortgages thereon to secure the payment of all or any part of the purchase price thereof, or mortgages on property, shares of stock or indebtedness to secure any indebtedness for borrowed money incurred prior to, at the time of, or within 270 days after, the latest of the acquisition thereof, or, in the case of property, the completion of construction, the completion of improvements, or the commencement of substantial commercial operation of such property for the purpose of financing all or any part of the purchase price thereof, such construction, or the making of such improvements; (d) mortgages to secure indebtedness owing to the Company or to a Restricted Subsidiary; (e) mortgages existing at the date of the Senior Indenture; (f) mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary, provided that such mortgage was not incurred in anticipation of such merger or consolidation or sale, lease or other disposition; (g) mortgages in favor of the United States or any State, territory or possession thereof (or the District of Columbia), or any department, agency, instrumentality or political subdivision of the United States or any State, territory or possession thereof (or the District of Columbia), to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such mortgages; (h) mortgages created in connection with the acquisition of assets or a project financed with, and created to secure, a Nonrecourse Obligation (as defined below); and (i) extensions, renewals, refinancings or replacements of any mortgage referred to in the foregoing clauses (a), (b), (c), (d), (e), (f), (g), and (h) provided, however, that any mortgages permitted by any of the foregoing clauses (a), (b), (c), (d), (e),
(f), (g), and (h) shall not extend to or cover any property of the Company or such Restricted Subsidiary, as the case may be, other than the property, if any, specified in such clauses and improvements thereto, and provided further that any refinancing or replacement of any mortgages permitted by the foregoing clauses (g) and (h) shall be of the type referred to in such clauses (g) or (h), as the case may be.

     Notwithstanding the restrictions described in the preceding paragraph, the Company or any Restricted Subsidiary will be permitted to issue, incur, create, assume or guarantee debt secured by a mortgage which would otherwise be subject to such restrictions, without equally and ratably securing the Senior Debt Securities, provided that after giving effect thereto, the aggregate amount of all debt so secured by mortgages (not including mortgages permitted under clauses (a) through (i) above) does not exceed 15% of the Consolidated Net Tangible Assets (as defined below) of the Company as most recently determined on or prior to such date.

  Limitations on Sale and Lease-Back Transactions

     The Senior Indenture will provide that the Company will not, nor will it permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction (as defined below) with respect to any Principal Property, other than any such transaction involving a lease for a term of not more than three years or any such transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries, unless (a) the Company or such Restricted Subsidiary would be entitled to incur indebtedness secured by a mortgage on the Principal Property involved in such transaction at least equal in amount to the Attributable Debt (as defined below) with respect to such Sale and Lease-Back Transaction, without equally and ratably securing the Senior Debt Securities, pursuant to the limitation on liens in the Senior Indenture; or (b) the Company shall apply an amount equal to the greater of the net proceeds of such sale or the Attributable Debt with respect to such Sale and Lease-Back Transaction within 180 days of such sale to either (or a combination of) the retirement (other than any mandatory retirement, mandatory prepayment or sinking fund payment or by payment at maturity) of debt for borrowed money of the Company or a Restricted Subsidiary that matures more than 12 months after the creation of such indebtedness or the purchase, construction or development of other comparable property.

  Certain Definitions Applicable to Covenants

     The term "Attributable Debt" when used in connection with a Sale and Lease-Back Transaction involving a Principal Property shall mean, at the time of determination, the lesser of: (a) the fair value of such property (as determined in good faith by the Board of Directors of the Company); or (b) the present value of the total net amount of rent required to be paid under such lease during the remaining term thereof (including any renewal term or period for which such lease has been extended), discounted at the rate of interest set forth or implicit in the terms of such lease or if not practicable to determine such rate, the weighted average interest rate per annum (in the case of Original Issue Discount Securities, the imputed interest rate) borne by the Senior Debt Securities of each series outstanding pursuant to the Indenture compounded semi-annually. For purposes of the foregoing definition, rent shall not include amounts required to be paid by the lessee, whether or not designated as rent or additional rent, on account of or contingent upon maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall be the lesser of the net amount determined assuming termination upon the first date such lease may be terminated (in which case the net amount shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) and the net amount determined assuming no such termination.

     The term "Consolidated Net Tangible Assets" shall mean, as of any particular time, total assets (excluding applicable reserves and other properly deductible items) less: (a) total current liabilities, except for (1) notes and loans payable; (2) current maturities of long-term debt and (3) current maturities of obligations under capital leases; and (b) goodwill, patents and trademarks, to the extent included in total assets; all as set forth on the most recent consolidated balance sheet of the Company and its Restricted Subsidiaries and computed in accordance with generally accepted accounting principles.

     The term "Nonrecourse Obligation" means indebtedness or other obligations substantially related to (i) the acquisition of assets not previously owned by the Company or any Restricted Subsidiary or (ii) the financing of a project involving the development or expansion of properties of the Company or any Restricted Subsidiary, as to which the obligee with respect to such indebtedness or obligation has no recourse to the Company or any Restricted Subsidiary or any assets of the Company or any Restricted Subsidiary other than the assets which were acquired with the proceeds of such transaction or the project financed with the proceeds of such transaction (and the proceeds thereof).

     The term "Principal Property" shall mean the land, land improvements, buildings and fixtures (to the extent they constitute real property interests, including any leasehold interest therein) constituting the principal corporate office, any manufacturing facility or any distribution center (whether now owned or hereafter acquired) which: (a) is owned by the Company or any Subsidiary; (b) is located within any of the present 50 states of the United States (or the District of Columbia); (c) has not been determined in good faith by the Board of Directors of the Company not to be materially important to the total business conducted by the Company and its Subsidiaries taken as a whole; and (d) has a market value on the date as of which the determination is being made in excess of 2.0% of Consolidated Net Tangible Assets of the Company as most recently determined on or prior to such date.

     The term "Restricted Subsidiary" shall mean any Subsidiary that owns any Principal Property; provided, however, that the term "Restricted Subsidiary" shall not include (a) any Subsidiary which is principally engaged in financing receivables, or which is principally engaged in financing the Company's operations outside the United States of America or (b) any Subsidiary less than 80% of the voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries if the common stock of such Subsidiary is traded on any national securities exchange or quoted on the Nasdaq National Market or in the over-the-counter market.

     The term "Sale and Lease-Back Transaction" shall mean any arrangement with any person providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such person.

     The term "Subsidiary" shall mean any corporation of which at least a majority of the outstanding voting stock having the power to elect a majority of the board of directors of such corporation is at the time owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries, and the accounts of which are consolidated with those of the Company in the most recent consolidated financial statements in accordance with generally accepted accounting principles. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Indentures will provide that the Company may not consolidate with or merge into any other Person (in a transaction in which the Company is not the surviving corporation), or convey, transfer or lease its properties and assets substantially as an entirety to, any Person (a "Successor Person"), unless (i) the Successor Person (if any) is a corporation, limited liability company, partnership, trust or other entity organized and existing under the laws of any domestic jurisdiction and assumes the Company's obligations on the Debt Securities and under the Indentures, (ii) immediately after giving effect to the transaction, and treating any indebtedness which becomes an obligation of the Company or any Subsidiary as a result of the transaction as having been incurred by it at the time of the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, and (iii) certain other conditions are met. (Section 801)

EVENTS OF DEFAULT

     Each of the following will constitute an Event of Default under the Indentures with respect to Debt Securities of any series: (a) failure to pay principal of or any premium on any Debt Security of that series when due, whether or not such payment is prohibited by the subordination provisions of the Subordinated Indenture; (b) failure to pay any interest on any Debt Securities of that series when due, continued for 30 days, whether or not such payment is prohibited by the subordination provisions of the Subordinated Indenture; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series, whether or not such deposit is prohibited by the subordination provisions of the Subordinated Indenture; (d) failure to perform any other covenant of the Company in the Indentures (other than a covenant included in the Indentures solely for the benefit of a series other than that series), continued for 60 days after written notice has been given by the Trustee, or the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series, as provided in the Indentures; (e) certain events in bankruptcy, insolvency or reorganization with respect to the Company; and (f) any other Event of Default specified in the applicable Prospectus Supplement. (Section 501)

     The Indentures will provide that, if an Event of Default (other than an Event of Default described in clause (e) above) with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series by notice as provided in the Indentures may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Security or the principal amount of which is not then determinable, such portion of the principal amount of such Debt Security, or such other amount in lieu of such principal amount, as may be specified in the terms of such Debt Security) to be due and payable immediately. If an Event of Default described in clause
(e) above with respect to the Debt Securities of any series at the time Outstanding shall occur, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security or other Debt Security, such specified amount) will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. Any payment by the Company on the Subordinated Debt Securities following any such acceleration will be subject to the subordination provisions of Article Fifteen of the Subordinated Indenture. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the Indentures. (Section 502) For information as to waiver of defaults, see "Modification and Waiver".

     Subject to the provisions of the Indentures relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indentures at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 512)

     No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indentures, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series have made a written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and
(iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security. (Section 508)

     The Indentures will include a covenant requiring the Company to furnish to the Trustee annually a statement by certain of its officers as to whether or not the Company, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indentures and, if so, specifying all such known defaults. (Section 1004)

MODIFICATION AND WAIVER

     Modifications and amendments of the Indentures may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, (b) reduce the principal amount of, or any premium or interest on, any Debt Security, (c) reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, (f) in the case of Subordinated Debt Securities, modify the subordination provisions in a manner adverse to the Holders of the Subordinated Debt Securities, (g) reduce the percentage in principal amount of Outstanding Securities of any series, the consent of whose Holders is required for modification or amendment of the Indentures, (h) reduce the percentage in principal amount of Outstanding Securities of any series necessary for waiver of compliance with certain provisions of the Indentures or for waiver of certain defaults or (i) modify such provisions with respect to modification and waiver. (Section 902)

     The Indentures will provide that the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series may waive, on behalf of the Holders of all Debt Securities of such series, compliance by the Company with certain restrictive provisions of the Indentures. (Sections 1010 and 1008 of the Senior Indenture and the Subordinated Indenture, respectively) The Holders of a majority in principal amount of the Outstanding Securities of any series may waive any past default under the Indentures, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indentures which cannot be amended without the consent of the Holder of each Outstanding Security of such series affected. (Section 513)

     The Indentures will provide that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given or taken any direction, notice, consent, waiver or other action under the Indentures as of any date, (i) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the Maturity thereof to such date, (ii) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security and (iii) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the U.S. dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (i) or (ii) above, of the amount described in such clause). Certain Debt Securities, including those for whose payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to Section 1302, will not be deemed to be Outstanding. (Section 101)

     Except in certain limited circumstances, the Company will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the Indentures, in the manner and subject to the limitations provided in the Indentures. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by persons who are Holders of Outstanding Securities of that series on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such other shorter period as may be specified by the Company (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time. (Section 104)

DEFEASANCE AND COVENANT DEFEASANCE

     If and to the extent indicated in the applicable Prospectus Supplement, the Company may elect, at its option at any time, to have the provisions of Section 1302, relating to defeasance and discharge of indebtedness, or Section 1303, relating to defeasance of certain restrictive covenants in the Indentures, applied to the Debt Securities of any series, or to any specified part of a series. (Section 1301)

     Defeasance and Discharge. The Indentures will provide that, upon the Company's exercise of its option (if any) to have Section 1302 applied to any Subordinated Debt Securities, the provisions of Article Fifteen of the Subordinated Indenture relating to subordination will cease to be effective and, with respect to any Debt Securities, the Company will be discharged from all its obligations with respect thereto (except for certain obligations to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies, to hold moneys for payment in trust and, if applicable, to effect conversion of Debt Securities) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indentures and such Debt Securities. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur. (Sections 1302 and 1304)

     Defeasance of Certain Covenants. The Indentures will provide that, upon the Company's exercise of its option (if any) to have Section 1303 applied to any Debt Securities, the Company may omit to comply with certain restrictive covenants, including those described under "Restrictive Covenants" and any that may be described in the applicable Prospectus Supplement, and the occurrence of certain Events of Default, which are described above in clause (d) (with respect to such restrictive covenants) under "Events of Default" and any that may be described in the applicable Prospectus Supplement, will be deemed not to be or result in an Event of Default, in each case with respect to such Debt Securities, and, in the case of the Subordinated Indenture, the provisions of Article Fifteen relating to subordination will cease to be effective with respect to any Subordinated Debt Securities. The Company, in order to exercise such option, will be required to deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indentures and such Debt Securities. The Company will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event the Company exercised this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, the Company would remain liable for such payments. (Sections 1303 and 1304)

     The Company may, at its option, satisfy and discharge each of the Indentures (except for certain obligations of the Company and the Trustee, including, among others the obligations to apply money held in trust) when (i) either (a) all Debt Securities under such Indenture previously authenticated and delivered (other than (1) Debt Securities that were destroyed, lost or stolen and that have been replaced or paid and (2) Debt Securities for the payment of which money has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or discharge from such trust) have been delivered to the Trustee for cancellation or (b) all such Debt Securities under such Indenture not theretofore delivered to the Trustee for cancellation (1) have become due and payable, (2) will become due and payable at their Stated Maturity within one year, or (3) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name and at the expense of the Company, and the Company has deposited or caused to be deposited with the Trustee as trust funds in trust for such purpose an amount sufficient to pay and discharge the entire indebtedness on such Debt Securities under such Indenture not previously delivered to the Trustee for cancellation, for principal and any premium and interest to the date of such deposit (in the case of Debt Securities under such Indenture which have become due and payable) or to the Stated Maturity or redemption date as the case may be, (ii) the Company has paid or caused to be paid all other sums payable under such Indenture by the Company, and (iii) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each to the effect that all conditions precedent relating to the satisfaction and discharge of such Indenture have been satisfied.

NOTICES

     Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register. (Sections 101 and 106)

TITLE

     The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner thereof (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes. (Section 308)

GOVERNING LAW

     The Indentures and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York. (Section 112)

REGARDING THE TRUSTEE

     The Indentures contain certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize for its own account on certain property received in respect of any such claim as security or otherwise. (Section 613) The Trustee is permitted to engage in certain other transactions; however, if it acquires any conflicting interest and there is a default under the Securities of any series for which the Trustee serves as trustee, the Trustee must eliminate such conflict or resign. (Section 608)

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The authorized capital stock of the Company consists of 160,000,000 shares of common stock, $0.0001 par value per share ("Common Stock"), and 4,000,000 shares of preferred stock, $0.0001 par value per share (the "Preferred Stock"). Of such shares of Preferred Stock, 116,000 shares are designated as Series A Participating Preferred Stock (the "Series A Preferred"). As of March 27, 1997, there were 47,334,858 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding. The following summary is qualified in its entirety by reference to the Company's Charter and Bylaws.

COMMON STOCK

     The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior liquidation rights of the Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

PREFERRED STOCK

     The Board of Directors has designated 116,000 shares of the Preferred Stock as Series A Preferred. See "Preferred Share Rights." The Board of Directors has the authority to issue any undesignated shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges, qualifications, limitations and restrictions thereof, including dividend rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company without further action by the stockholders. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. The Company has no present plans to issue any of the Preferred Stock except pursuant to the Rights described below.

PREFERRED SHARE RIGHTS

     On March 3, 1997, pursuant to a Preferred Shares Rights Agreement, (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent"), the Company's Board of Directors declared a dividend of one right (a "Right") to purchase one one-thousandth share of the Company's Series A Preferred for each outstanding share of Common Stock. The dividend is payable on March 17, 1997 (the "Record Date") to stockholders of record as of the close of business on that day. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $150.00 (the "Purchase Price"), subject to adjustment.

     The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     Rights Evidenced by Common Share Certificates. The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights ("Rights Certificates") will not be sent to stockholders and the Rights will attach to and trade only together with the Common Shares. Accordingly,

Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

     Distribution Date. The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) ten (10) days (or such later date as may be determined by the Board of Directors) following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares, or (ii) ten (10) business days (or such later date as may be determined by the Board of Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Common Shares. The earlier of such dates is referred to as the "Distribution Date."

     Issuance of Rights Certificates; Expiration of Rights. As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. The Rights will expire on the earliest of (i) March 17, 2007 (the "Final Expiration Date") or (ii) redemption or exchange of the Rights as described below.

     Initial Exercise of the Rights. Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Purchase Price, one one-thousandth of a share of Series A Preferred.

     Right to Buy Company Common Shares. Unless the Rights are earlier redeemed, in the event that an Acquiring Person becomes the beneficial owner of 20% or more of the Company's Common Shares then outstanding, then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person or any affiliate of the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. In the event that the Company does not have sufficient Common Shares available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Common Shares for which the Rights would have been exercisable.

     Right to Buy Acquiring Company Stock. Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person becomes the beneficial owner of 20% or more of the Company's Common Shares then outstanding,
(i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), each holder of a Right which has not previously been exercised (other than Rights beneficially owned by the Acquiring Person or any affiliate of the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

     Exchange Provision. At any time after the acquisition by an Acquiring Person of beneficial ownership of 20% or more of the Company's outstanding Common Shares and prior to the acquisition by any person or entity of beneficial ownership of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

     Redemption. At any time on or prior to the close of business on the earlier of (i) the tenth day following the acquisition by an Acquiring Person of beneficial ownership of 20% or more of the Company's

Common Shares or such later date as may be determined by the Board of Directors and publicly announced by the Company, or (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right.

     Adjustments to Prevent Dilution. The Purchase Price payable, the number of Rights, and the number of shares of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with certain dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

     Cash Paid Instead of Issuing Fractional Shares. No fractional portion less than integral multiples of one Common Share or one one-thousandth of a share of Series A Preferred will be issued upon exercise of a Right and in lieu thereof, an adjustment in cash will be made based on the market price of the security to be so issued on the last trading date prior to the date of exercise.

     No Stockholders' Rights Prior to Exercise. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

     Amendment of Rights Agreement. The provisions of the Rights Agreement may be supplemented or amended by the Board of Directors in any manner prior to the close of business on the date the Rights separate from the Common Shares and become exercisable. After such date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

     Rights and Preferences of the Series A Preferred. Series A Preferred purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Series A Preferred will be entitled to 1,000 times the amount paid per Common Share plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment. Each share of Series A Preferred will have 1,000 votes, voting together with the Common Shares. These rights are protected by customary anti-dilution provisions.

     Because of the nature of the dividend, liquidation and voting rights of the shares of Series A Preferred, the value of the one one-thousandth interest in a share of Series A Preferred purchasable upon exercise of each Right should approximate the value of one Common Share.

     Certain Anti-takeover Effects. The Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three (3) years following the time that such stockholder became an interested stockholder, unless: (i) prior to such time, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) at or subsequent to such time, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines "business combination" to include: (i) any merger or consolidation involving the corporation and the interested stockholder, (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholders Services, L.L.C.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities separately or together, (i) to one or more underwriters or dealers for public offering and sale by them and (ii) to investors directly or through agents. The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each Prospectus Supplement will describe the method of distribution of the Securities offered thereby.

     In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Company or from purchasers of the Securities for whom they may act as agents, in the form of discounts, concessions or commissions. The underwriters, dealers or agents which participate in the distribution of the Securities may be deemed to be underwriters under the Securities Act and any discounts or commissions received by them and any profit on the resale of the Securities received by them may be deemed to be underwriting discounts and commissions thereunder. Any such underwriter, dealer or agent will be identified and any such compensation received from the Company will be described in the Prospectus Supplement. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Under agreements that may be entered into with the Company, underwriters, dealers and agents may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.

     The Company may grant underwriters who participate in the distribution of Securities an option to purchase additional Securities to cover over-allotments, if any.

     Certain of the underwriters or agents and their associates may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

                                 LEGAL OPINIONS

     The validity of the Securities is being passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements of Read-Rite Corporation appearing in Read-Rite Corporation's Annual Report (Form 10-K) for the year ended September 30, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

======================================================


  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO ITS DATE.


                               ------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT


                                        PAGE
                                        ----
Prospectus Summary....................   S-3
Risk Factors..........................   S-7
Use of Proceeds.......................  S-15
Capitalization........................  S-16
Price Range of Common Stock...........  S-17
Dividend Policy.......................  S-17
Selected Consolidated Financial
  Data................................  S-18
Description of Notes..................  S-20
Certain Federal Income Tax
  Considerations......................  S-27
Underwriting..........................  S-32
Legal Matters.........................  S-33

                 PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
The Company...........................     3
Risk Factors..........................     3
Use of Proceeds.......................     3
Ratio of Earnings to Fixed Charges....     3
Description of Debt Securities........     4
Description of Capital Stock..........    18
Plan of Distribution..................    22
Legal Opinions........................    22
Experts...............................    22


======================================================
======================================================


                                  $300,000,000


                          [READ-RITE CORPORATION LOGO]


                               6 1/2% CONVERTIBLE


                               SUBORDINATED NOTES


                             DUE SEPTEMBER 1, 2004


                               ------------------

                             PROSPECTUS SUPPLEMENT
                               ------------------
                              GOLDMAN, SACHS & CO.


                               HAMBRECHT & QUIST



                               SMITH BARNEY INC.



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